UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

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UNITED FIRE GROUP, INC.
(Name of registrant as specified in its charter)

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UNITED FIRE GROUP, INC.

118 Second Avenue SE
Cedar Rapids, Iowa 52401

April 16, 2012

Dear Fellow Shareholder:

I am pleased to invite you to join us at United Fire Group, Inc.'s 2012 Annual Meeting of Shareholders. This year's meeting will be held in the first floor conference room of our building located at 109 Second Street SE, in Cedar Rapids, Iowa. The meeting will take place on Wednesday, May 16, 2012 at 10:00 a.m.

At this year's Annual Meeting, you will be asked to vote on the following proposals:

Item	Recommended Vote
1. Election of One Class A Director and Four Class C Directors	**FOR**
2. Ratification of Independent Registered Public Accounting Firm	**FOR**
3. Shareholder Advisory Vote to Approve the Compensation of the Company's Named Executive Officers	**FOR**

Management will also report on United Fire Group, Inc.'s business, and shareholders will have an opportunity to ask questions of management and Ernst & Young LLP.

Attached you will find a notice of the meeting and a proxy statement that contains additional information about the meeting and explains the methods you can use to vote your proxy, including by telephone and via the Internet.

Your vote is important. Whether or not you plan to attend the meeting, we encourage you to sign and return your proxy card in the enclosed postage-paid envelope or use telephone or Internet voting prior to the meeting. This ensures that your shares of common stock will be represented and voted at the meeting, even if you cannot attend.

For the Board of Directors,

Jack Evans
Chairman of the Board



UNITED FIRE GROUP, INC.

118 Second Avenue SE
Cedar Rapids, Iowa 52401

NOTICE OF 2012 ANNUAL MEETING OF SHAREHOLDERS OF
UNITED FIRE GROUP, INC.

DATE AND TIME: Wednesday, May 16, 2012, at 10:00 a.m.

PLACE: United Fire Group, Inc.
First Floor Conference Room
109 Second Street SE
Cedar Rapids, Iowa

ITEMS OF BUSINESS: At the meeting, we will ask shareholders to:

1) Elect one Class A director to serve the remainder of an unexpired term expiring in 2014 and four Class C directors to three-year terms expiring in 2015.

2) Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2012.

3) Consider and vote upon an advisory non-binding proposal approving the compensation of our named executive officers.

4) Vote upon such other matters as may properly come before the meeting or at any adjournment or postponement thereof.

WHO CAN VOTE: You can vote if you were a shareholder of record on March 19, 2012.

2011 ANNUAL REPORT: If you requested electronic delivery, we have delivered our 2011 Annual Report to you electronically. If you did not request electronic delivery, a copy of our 2011 Annual Report is enclosed.

The Board of Directors recommends that shareholders vote <u>FOR</u> Items 1, 2, and 3.

By Order of the Board of Directors,

Neal R. Scharmer
Corporate Secretary

Dated at Cedar Rapids, Iowa
April 16, 2012

Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy card or vote your shares by telephone or via the Internet.

Table of Contents

Table of Contents – Cont.



UNITED FIRE GROUP, INC.

118 Second Avenue SE
Cedar Rapids, Iowa 52401

PROXY STATEMENT FOR THE
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 16, 2012

This solicitation of proxies is made by the Board of Directors of United Fire Group, Inc. ("Company," "we," "us," or "our," as the context requires). Proxies will be used at the Annual Meeting of Shareholders of United Fire Group, Inc. (the "Annual Meeting"), an Iowa corporation, to be held on May 16, 2012 at 10:00 a.m., and at any adjournment or postponement thereof. This year's meeting will be held in the first floor conference room of our building located at 109 Second Street SE, in Cedar Rapids, Iowa. With respect to shares of our common stock held in the United Fire Group, Inc. Employee Stock Ownership Plan (the "ESOP") and the United Fire Group, Inc. 401(k) Plan (the "401(k) Plan"), the Board of Directors is soliciting participants on behalf of the Trustees of those plans to direct the Trustees how to vote the shares held in those plans.

The notice of meeting, proxy statement, and form of proxy is first being mailed to shareholders and participants in the ESOP and 401(k) Plan on or about April 16, 2012.

We will solicit proxies principally by mail, but our directors and employees may also solicit proxies by telephone, facsimile, or e-mail. Our directors and employees may also conduct personal solicitations.

ANNUAL MEETING OF SHAREHOLDERS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

What is the purpose of the Annual Meeting?

At the Annual Meeting, shareholders will act upon the matters listed in the attached Notice of 2012 Annual Meeting of Shareholders, including (i) the election of one Class A director to serve the remainder of an unexpired term expiring in 2014 and four Class C directors to serve three-year terms expiring in 2015, (ii) the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2012, and (iii) an advisory vote approving the compensation of our named executive officers**.** Our management will report on our performance during fiscal year 2011. Representatives of Ernst & Young LLP will be present at the meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate shareholder questions.

Who may attend the Annual Meeting?

All shareholders of record as of March 19, 2012 or their duly appointed proxies may attend the Annual Meeting. Although we encourage you to complete and return the enclosed proxy card by mail, or to vote by telephone or via the Internet to ensure your vote is counted, you may attend the Annual Meeting and vote your shares in person.

Who is entitled to vote at the Annual Meeting?

Shareholders of Record

If your shares are registered in your name with Computershare Investor Services, LLC, our dividend agent, transfer agent and registrar, you are considered a shareholder of record. Shareholders of record at the close of business on March 19, 2012, are entitled to receive notice of and to vote at the Annual Meeting or at any postponements or adjournments thereof. At the close of business on March 19, 2012, there were 25,506,809 shares of our common stock issued and outstanding. Each share of common stock entitles its record holder to one vote.

Brokerage and Other Account Holders

If your shares are held in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares held in "street name." Holding shares in "street name" means that you hold them through a brokerage firm, bank, or other nominee in the records maintained by our transfer agent, Computershare Investor Services, LLC, instead of in your individual name. These proxy materials are being forwarded to you by your broker or nominee, who is considered to be the holder of record with respect to your shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote your beneficial shares by filling out the voting instruction form provided to you. Telephone and Internet voting options may also be available to beneficial owners. As a beneficial owner, you are invited to attend the Annual Meeting, but you must obtain a legal proxy from the record holder of your shares in order to vote in person at the Annual Meeting.

ESOP and 401(k) Plan Participants

If you are a participant in either our ESOP or our 401(k) Plan, we have shown on your proxy card the number of shares of common stock held for your benefit in the ESOP or the 401(k) Plan, plus your other holdings. If you hold stock through either of these plans, voting your proxy also serves as confidential voting instructions to the Trustees of the ESOP (Timothy G. Spain and Michael T. Wilkins) and/or to the Trustee of the 401(k) Plan (Charles Schwab & Co.). Those Trustees will vote your shares in accordance with the specific voting instructions that you indicate on your proxy card. If you provide no specific voting instructions, the Trustees of the ESOP will not vote your shares, and the Trustee of the 401(k) Plan will vote your shares in proportion to the voting instructions it receives from those plan participants who do submit voting instructions.

What constitutes a quorum for the Annual Meeting?

The presence at the Annual Meeting of a majority of the outstanding shares (50.0 percent plus one share) of our common stock represented either in person or by proxy will constitute a quorum for the transaction of business at the Annual Meeting. Based on the number of shares outstanding on March 19, 2012, 12,753,405 shares of common stock, represented in person or by proxy, will constitute a quorum for conducting business at the Annual Meeting. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum at the Annual Meeting.

How do I vote my shares?

You may vote in the following ways:

- *In person:* We will distribute paper ballots to anyone who wishes to vote in person at the Annual Meeting. However, if you hold your shares in street name, you must request a proxy card from your broker in order to vote in person at the Annual Meeting.

- *By mail:* Complete and sign your proxy card and return it by mail in the enclosed business reply envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If an additional proposal comes up for a vote at the Annual Meeting that is not on the proxy card, your shares will be voted in the best judgment of the authorized proxies, Jack B. Evans and Neal R. Scharmer.

If you do not mark voting instructions on your proxy card, your shares will be voted <u>FOR</u> approval of the director nominees, <u>FOR</u> the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2012, and <u>FOR</u> approval of the resolution regarding compensation of our named executive officers.

- *By telephone:* Call the toll-free telephone number on your proxy card to vote by telephone. You must have a touch-tone telephone to use this voting method. You will need to follow the instructions on your proxy card and the voice prompts to vote your shares.

- *Via the Internet:* If you have Internet access available to you, you may go to the website listed on your proxy card to vote your shares via the Internet. You will need to follow the instructions on your proxy card and the website to vote your shares.

Telephone and Internet voting options are available 24 hours a day, seven days a week. When prompted, you will need to enter the control number shown on your proxy card. You will then be able to vote your shares and confirm that your instructions have been properly recorded. If you vote by telephone or via the Internet, your electronic vote authorizes the proxies in the same manner as if you had signed, dated and returned your proxy card by mail. Telephone and Internet voting procedures, including the use of control numbers found on the proxy cards, are designed to authenticate shareholders' identities, to allow shareholders to vote their shares of stock and to confirm that their instructions have been properly recorded. If you vote by telephone or via the Internet, you do not need to return your proxy card.

If you hold your shares in street name, you may vote by telephone or via the Internet only if your bank, broker or other nominee makes those methods available to you, in which case your broker or nominee will enclose specific instructions for using those options along with this proxy statement.

If I hold my shares in a brokerage account and do not return voting instructions, will my shares be voted?

If your shares are held in a brokerage account or by a bank or other nominee, your broker, bank or other nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. If you do not furnish voting instructions, one of two things can happen, depending upon whether a proposal is "routine." Under the rules that govern brokers who have record ownership of shares beneficially owned by their clients, brokers have discretion to cast votes on routine matters, such as the ratification of the choice of auditor, without receiving voting instructions from their clients. Brokers are not permitted, however, to cast votes on "non-routine" matters, such as the election of directors, approval of stock incentive plans or amendment of our articles of incorporation, without client voting instructions. A "broker non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal and has not received voting instructions from the beneficial owner.

Can I revoke my proxy or change my vote after I return my proxy?

Yes. Even after you submit a proxy, you may revoke your proxy or change your vote at any time before it is exercised by:

- Delivering written notice to our transfer agent, Computershare Investor Services, LLC at its proxy tabulation center at P. O. Box 43126, Providence, Rhode Island 02940-5138;

- Delivering written notice to the Corporate Secretary of United Fire Group, Inc. at P.O. Box 73909, Cedar Rapids, Iowa 52407-3909;

- Executing and delivering a later-dated proxy; or

- Appearing and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

3

Who pays for this proxy solicitation?

United Fire Group, Inc. will pay the total expense of this solicitation of proxies. The expenses may include reimbursement to brokerage firms and others of their cost for forwarding solicitation material to beneficial owners.

Does United Fire Group, Inc. offer an opportunity to receive future proxy materials electronically?

Yes. If you wish to receive future proxy materials over the Internet instead of receiving copies in the mail, follow the instructions provided when you vote by telephone or via the Internet. If you elect electronic delivery, United Fire Group, Inc. will discontinue mailing the proxy materials to you beginning next year and will send you an e-mail message notifying you of the Internet address or addresses where you may access next year's proxy materials and vote your shares. You may discontinue electronic delivery at any time.

What are the benefits of electronic delivery?

Electronic delivery reduces United Fire Group, Inc.'s printing and mailing costs as well as the environmental impact of the Annual Meeting. It is also a convenient way for you to receive your proxy materials and makes it easy to vote your shares over the Internet.

DELIVERY OF ONE SET OF ANNUAL MEETING MATERIALS TO SHAREHOLDERS IN A SINGLE RESIDENCE

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports to shareholders with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report to shareholders addressed to those shareholders. This process, commonly referred to as "householding," provides cost savings for companies. We and some brokers household proxy materials and annual reports to shareholders unless contrary instructions have been received from the affected shareholders. Once you have received notice from us, your broker, or other designated intermediary that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report to shareholders, please notify your broker, or notify us by calling our transfer agent at (800)-542-1061, or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s).

Shareholders who currently receive multiple copies of the proxy statement or annual report to shareholders at their address and would like to request "householding" of their communications should contact their broker or, if a shareholder is a registered holder of shares of common stock, he or she should submit a written request to or call Householding Department, 51 Mercedes Way, Edgewood, New York 11717, telephone number (800)-542-1061.

Upon written or oral request to us, we will provide you a copy of the proxy statement and annual report to shareholders. If you are currently receiving multiple copies of our proxy statement or annual report to shareholders, and you wish to receive only a single copy, you may make that request by contacting us. Upon written or oral request, we will promptly deliver a separate copy of the proxy statement and annual report to shareholders at a shared address to which a single copy was delivered. To contact us, you may write to or call United Fire Group, Inc., Attn: Investor Relations, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909, telephone number (319) 399-5700.

ELECTRONIC AVAILABILITY OF PROXY MATERIALS

Electronic versions of our annual proxy statement and 2011 Annual Report to Shareholders are available on our public website, **www.unitedfiregroup.com** by selecting "Investor Relations" and then "Reports/Proxy."

BOARD OF DIRECTORS

Our Board of Directors currently consists of 13 directors: Christopher R. Drahozal, Jack B. Evans (Chairman), Thomas W. Hanley, Douglas M. Hultquist, Casey D. Mahon, George D. Milligan, James W. Noyce, Michael W. Phillips, Mary K. Quass, John A. Rife (Vice Chairman), Randy A. Ramlo, Kyle D. Skogman, and Frank S. Wilkinson Jr. Due to the mandatory retirement provision contained in our bylaws, Mr. Wilkinson is retiring from our Board of Directors effective at this year's Annual Meeting. The Board of Directors has nominated Scott L. Carlton to fill the remainder of Mr. Wilkinson's board term, which expires in 2014.

CORPORATE GOVERNANCE

In order to promote the highest standards of management for the benefit of shareholders, our Board of Directors follows certain governance practices regarding how the Board conducts its business and fulfills its duties. Among these practices are:

Board Size, Composition, and Independence Determination

The Board of Directors requires a majority of our Directors to be independent, as defined in the listing standards of The NASDAQ Global Select Market ("NASDAQ"). Currently, ten (10) of our thirteen (13) directors are independent. The Board of Directors has analyzed the independence of each director and each director nominee and has determined that the following directors qualify as independent directors within the meaning of the applicable rules of NASDAQ, and that each is free of any relationship that would interfere with his or her individual exercise of independent judgment: Ms. Mahon, Ms. Quass, and Messrs. Drahozal, Evans, Hanley, Milligan, Noyce, Phillips, Skogman, and Wilkinson. The Board of Directors has determined that after the Annual Meeting, Mr. Rife and Mr. Hultquist will qualify as independent directors and that Mr. Carlton, if elected, will qualify as an independent director and will serve on the Audit Committee and the Investment Committee. Mr. Carlton and Mr. Drahozal are first cousins by marriage. To our knowledge, there are no other family relationships among our directors, director nominees or executive officers.

In determining director independence, the Board of Directors considers transactions, relationships, and arrangements between the directors and our Company. During 2011, the Board of Directors considered the following transactions not required to be disclosed pursuant to Item 404(a) of Regulation S-K and determined that such transactions did not affect the independence of the directors: certain independent directors and parties related to directors were policyholders of United Fire Group, Inc., and it is anticipated that such individuals or parties will continue to be policyholders of United Fire Group, Inc.; and an insurance agency relationship. All such transactions between United Fire Group, Inc. and its independent directors or related parties were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons, and, in the opinion of management, did not involve more than the normal risk assumed by United Fire Group, Inc.

Qualifications and Skills of Directors and Director Nominees

Our Nominating & Governance Committee, with input from our Chief Executive Officer, reviews and evaluates all director candidates, including incumbents. The Nominating & Governance Committee and the Board of Directors seek qualified individuals who possess the minimum qualifications and the desirable qualities or skills described under *Director Nomination Process* found on page 10 of this proxy statement.

All of our incumbent directors possess both the specific minimum qualifications and the desirable qualities or skills. The specific expertise and qualifications that led to each director's inclusion on our Board of Directors are discussed in each director's individual biography beginning on page 13 of this proxy statement.

Attendance at Directors' and Shareholders' Meetings

The Board of Directors met four (4) times during 2011. All of the directors attended 75 percent or more of the aggregate number of meetings of the Board of Directors and the committees on which they served. The Board of Directors' policy requires directors to attend our Annual Meeting. All directors serving at the time of the 2011 Annual Meeting attended that meeting.

Director Retirement

Pursuant to our bylaws, each director must retire from the Board of Directors no later than the February after he or she reaches age 72, effective no later than the next Annual Meeting.

Director Stock Ownership

We believe that non-management directors should own and hold common stock of the Company to further align their interests and actions with the interests of the Company's stockholders. Our articles of incorporation require that all of our directors own Company stock. The Board of Directors has adopted stock ownership guidelines indicating that each non-employee director should beneficially own at least 100 shares of Company stock when they join the Board of Directors and at least 5,000 shares of our common stock by December 31, 2013, or within five years after first being elected to the Board of Directors, whichever comes first. Current beneficial stock ownership for each director can be found in the table on page 25 of this proxy statement.

Board Leadership Structure

Our Board of Directors is led by an independent Chairman who is responsible for providing guidance to our Chief Executive Officer, setting the agenda for Board meetings, and presiding at all stockholder and director meetings. We also have a Vice Chairman whose responsibility it is to preside in the Chairman's absence. Neither our Chairman nor our Vice Chairman serves as our Chief Executive Officer. Our Chief Executive Officer is responsible for setting strategic direction for our Company and providing us with day-to-day leadership. We have separated the roles of Chairman and Chief Executive Officer since 2000. We feel that this is the most appropriate leadership structure for our Board of Directors and executive management because we recognize the difference between the two roles and the skill sets required to most effectively and efficiently perform these functions. Our Board of Directors does not have a policy requiring the positions of Chairman and Chief Executive Officer to be separate, preferring instead to preserve the freedom to decide from time to time what is in the best interest of our Company. Our Board of Directors strongly endorses the concept of an independent director being in a position of leadership for the rest of our independent directors. If at any time neither our Chairman nor our Vice Chairman is an independent director, the independent directors serving at that time will elect an independent director to serve as lead director. Although the Board of Directors has determined that the director serving as Vice Chairman is not now independent, the Board of Directors has determined that he will be independent following the Annual Meeting.

During 2011, the Board of Directors had six (6) standing committees as shown on the table below. Each committee is governed by a charter, which is reviewed and approved annually by the committee, our Nominating & Governance Committee, and the full Board of Directors. Only independent directors may be members of the Audit Committee, Compensation Committee, and Nominating & Governance Committee. All committee charters are available for review either on our public website, **www.unitedfiregroup.com** by selecting "Investor Relations" and then "Corporate Governance," or in paper form upon request to: United Fire Group, Inc., Attn: Investor Relations, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909.

Risk Oversight by the Board of Directors

The members of the Risk Management Committee are Douglas M. Hultquist (Chair), Christopher R. Drahozal, Casey D. Mahon, and Mary K. Quass. The Risk Management Committee is governed by a charter that requires it to assist the Board of Directors in identifying and evaluating risks inherent in our business and to oversee and review the significant policies, procedures, and practices employed to manage risks.

We believe that Enterprise Risk Management ("ERM") is a methodology that helps us assess and manage our overall exposure to risk. We employ a multi-disciplinary approach to risk identification and evaluation, analyzing risk from the point of view of claims, underwriting, finance, and investments. In addition to our Risk Management Committee, we have an executive enterprise risk management committee ("executive ERM committee") that consists of our Chief Executive Officer, Chief Financial Officer, Executive Vice President, Vice President of Claims, Vice President of Corporate Underwriting, Chief Investment Officer, Supervisor of Audit Services, the Chief Operating Officer of our life insurance subsidiary (United Life Insurance Company), and United Life Insurance Company's independent actuary.

The ERM committee meets independently of the Risk Management Committee, with members of the Risk Management Committee in attendance. Members of the ERM frequently attend and participate in meetings of the Risk Management Committee. During 2011, the executive ERM committee met on a quarterly basis to implement risk management strategies. During its meetings, the executive ERM committee discusses the risks that our Company faces, as well as the controls that are in place to mitigate those risks, and identifies potential new risks.

Collectively, the Risk Management Committee and the executive ERM committee have identified two broad categories of risk faced by our company - insurance risk and operational risk. Types of insurance risks generally include, but are not limited to, those risks associated with catastrophes, loss reserving practices, underwriting practices, policy pricing, geographical concentrations of property insured, competition, and business mix. Types of operational risks we face generally include, but are not limited to, those risks associated with diversification and quality of investments, information technology, regulatory and legal compliance, business continuity planning, executive succession planning, and the application of accounting policies and procedures.

ERM issues are also discussed during quarterly meetings of our full Board of Directors, where directors are updated on ERM issues and the ongoing efforts of the executive ERM committee and our Risk Management Committee. The work of our executive ERM committee, in conjunction with the Risk Management Committee and the Board of Directors, has led to the development of new tools, such as the CATography underwriting tool, designed to aid in the evaluation and mitigation of business risks.

Chief Executive Officer Performance Evaluation

The Executive Committee and the Compensation Committee meet each year with our Chief Executive Officer to review his goals for the current year. During the year, the Executive Committee meets regularly with our Chief Executive Officer to review his performance. The Executive Committee and the Compensation Committee annually review the performance of our Chief Executive Officer and compare his performance with his goals for that year.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics and Business Conduct that applies to all of our officers, directors, and employees. Copies of the United Fire Group, Inc. Code of Ethics and Business Conduct can be obtained free of charge by writing to United Fire Group, Inc., Attn: Investor Relations, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909, or on our public website, **www.unitedfiregroup.com** by selecting *Investor Relations*, then *Corporate Governance* and then *Code of Ethics*. The Code of Ethics and Business Conduct establishes procedures regarding the reporting of a violation of the code.

Board Effectiveness Assessment

Our Nominating & Governance Committee conducts an annual survey of the directors to assess the effectiveness of our Board of Directors. The Nominating & Governance Committee reviews and considers the results of the survey and reports its findings to the Board of Directors. That committee also makes recommendations to the Board of Directors regarding our corporate governance practices. All standing committees of our Board of Directors also conduct annual self-assessments and report such self-assessments to the Board of Directors.

Director Compensation

We have designed the compensation of our directors to attract and retain qualified directors and to align directors' interest with the interests of our stockholders. See pages 52-54 of this proxy statement for a description of our directors' compensation program and the directors' fees paid during 2011.

Board Agendas and Meetings

Each year the Board of Directors establishes the dates of regularly scheduled meetings of the Board of Directors. The Chairman of the Board, working with our Chief Executive Officer and Committee Chairpersons, establishes agendas for each meeting of the Board of Directors and distributes the agendas in advance of each meeting. Each director is free to suggest items for each agenda, and each director is free to raise subjects at any meeting of the Board of Directors that are not on the agenda for that meeting. At each regular meeting of the Board of Directors, the Board receives reports of each of the Committees.

Executive Sessions of Independent Directors

The independent directors meet in executive session following each meeting of the Board of Directors. The Chairman of the Board presides at the meetings of the independent directors.

Access to Management and Independent Advisers

The independent directors have access to management and, as necessary and appropriate, independent advisers.

COMMITTEES OF THE BOARD

The Board of Directors has six standing committees as shown in the table below. Each committee is governed by a charter that is reviewed and approved annually by the committee, our Nominating & Governance Committee, and the Board of Directors. Only independent directors may be members of the Audit Committee, Compensation Committee and Nominating & Governance Committee. All committee charters are available for review either on our public website, **www.unitedfiregroup.com,** by selecting "Investor Relations" and then "Corporate Governance;" or in paper form upon request to our Corporate Secretary, United Fire Group, Inc., P.O. Box 73909, Cedar Rapids, Iowa 52407-3909.

The following table shows the current committee assignments of our directors.

Director Name	Audit Committee	Compensation Committee	Executive Committee	Investment Committee	Nominating & Governance Committee	Risk Management Committee
Jack B. Evans, Chairman (I)	M		M, C	M	M	
John A. Rife, Vice Chairman			M			
Christopher R. Drahozal (I)		M		M		M
Thomas W. Hanley (I)	M, FE					
Douglas M. Hultquist				M		M, C
Casey D. Mahon (I)		M				M
George D. Milligan (I)	M			M, C	M	
James W. Noyce (I)	M, C, FE	M				
Michael W. Phillips		M				M
Mary K. Quass (I)		M				M
Randy A. Ramlo			M	M		
Kyle D. Skogman (I)	M		M	M	M, C	
Frank S. Wilkinson Jr. (I)		M, C			M	

(C)   Committee Chairperson
(FE)   Audit Committee Financial Expert
(I)   Independent Director
(M)   Member

Audit Committee

We have a separately designated standing Audit Committee, as defined in Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the "Exchange Act"). All of the members of the Audit Committee are independent under the rules of NASDAQ, applicable law, and the applicable rules and regulations of the Securities and Exchange Commission ("SEC"), including Section 10A(m)(3) of the Exchange Act, as amended. The written policy of the Board of Directors requires each member of the Audit Committee to be an independent director. The Board of Directors has determined that Messrs. Hanley and Noyce are audit committee financial experts, as defined by Item 407(d)(5) of Regulation S-K of the Exchange Act; they are independent directors, as independence for audit committee members is defined in the listing standards of NASDAQ.

The Audit Committee is governed by a charter and is directly responsible for the appointment, compensation and retention (or termination) of our independent registered public accounting firm. The Audit Committee is also responsible for oversight of our internal audit function. The Audit Committee seeks to maintain free and open communications between the directors, the independent registered public accounting firm, the internal auditors and management. Its duties consist of reviewing recommendations by the internal auditor and the independent registered public accounting firm on accounting matters and internal controls; advising the Board of Directors on the scope of audits; reviewing our annual Consolidated Financial Statements and the accounting standards and principles followed; appointing the independent registered public accounting firm; and, if necessary, conducting independent inquiries. The Audit Committee Charter requires the Audit Committee to meet at least four (4) times each year. The Audit Committee met seven (7) times during 2011, including one (1) time in a joint session with the Risk Management Committee and two (2) times in continuing education meetings.

Compensation Committee

Compensation Committee Interlocks and Insider Participation

The Board of Directors has determined that, in accordance with its policy, each member of our Compensation Committee is independent from management and free from any relationship that, in the opinion of the directors, would interfere with their exercise of independent judgment. No Compensation Committee member was an employee or former employee of our Company. No Compensation Committee member had any relationship requiring disclosure under the *Transactions with Related Persons* section of this proxy statement. During 2011, none of our executive officers served on the Compensation Committee (or its equivalent) or Board of Directors of another entity whose executive officer(s) served on our Compensation Committee.

Scope of Authority

The Compensation Committee is governed by a charter. The role of the Compensation Committee is to address the Board of Director's responsibilities relating to compensation of our senior executive officers and directors. The Compensation Committee oversees all aspects of the compensation of our executive officers and directors, including our director and management equity plans, deferred compensation plan, and other management incentive compensation programs. In overseeing those plans, the Compensation Committee may delegate authority to Company officers for day-to-day plan administration and interpretation, including selecting participants, determining award levels within plan parameters, and approving award documents. However, the Compensation Committee may not delegate any authority for matters affecting the executive officers. The Compensation Committee's primary processes with respect to compensation of our senior executive officers can be found in the *Compensation Discussion and Analysis* section beginning on page 29 of this proxy statement. During 2011, the Compensation Committee engaged the services of Compensation Resources, Inc. as its independent outside compensation consultant to provide advice on executive and director compensation matters. For a discussion of the specific services provided by Compensation Resources, Inc., see the *Compensation Discussion and Analysis* section beginning on page 29 of this proxy statement. The Compensation Committee Charter requires the Compensation

Committee to meet at least two (2) times each calendar year. The Compensation Committee met five (5) times during 2011.

Executive Committee

The Executive Committee meets during the intervals between Board of Directors' meetings and has the right and authority to exercise the full powers of our Boards of Directors, except where limited by law, or where responsibility and authority is reserved to the Board of Directors or vested in another Committee of the Board of Directors. This committee also meets regularly with our Chief Executive Officer, participates with management in the development of our strategic initiatives, and monitors the implementation of these initiatives. In addition, the Executive Committee provides regular advice and counsel to management. The Executive Committee met four (4) times during 2011.

Investment Committee

The Investment Committee develops and oversees the implementation of our Statement of Investment Policy and Guidelines. In addition, it reviews the Company's investments and the quality and performance of, and the risks related to, the Company's investment portfolios. The Investment Committee meets regularly with our Chief Investment Officer and his staff. The Investment Committee met four (4) times during 2011.

Nominating & Governance Committee

All of the members of the Nominating & Governance Committee are independent as defined in the listing standards of NASDAQ and are free from any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment.

The Nominating & Governance Committee is governed by a charter. The Nominating & Governance Committee is responsible for reviewing all director candidates, including incumbents, and making recommendations of nominees to the entire Board of Directors. The Nominating & Governance Committee is also responsible for assessing and reporting on nominee qualifications, making assessments of director independence, identifying and reviewing related persons transactions, and other matters, including director education and succession planning. The Nominating & Governance Committee Charter requires the Compensation Committee to meet at least two (2) times each calendar year. The Nominating & Governance Committee met four (4) times during 2011.

Risk Management Committee

For a description of responsibilities and activities of the Risk Management Committee, see *Risk Oversight by the Board of Directors* on page 6 of this proxy statement. During 2011, the Risk Management Committee met four (4) times as a committee, including one (1) time in a joint session with the Audit Committee, as we believe that both committees should be involved in addressing Company risks.

DIRECTOR NOMINATION PROCESS

The Nominating & Governance Committee has adopted a written policy with regard to the consideration of director candidates, including candidates recommended by shareholders. The Nominating & Governance Committee evaluates candidates recommended by shareholders in the same manner as it evaluates other candidates. The Nominating & Governance Committee seeks candidates with the following minimum qualifications:

- Each candidate shall be prepared to represent the best interests of all of our shareholders and not just one particular constituency.

- Each candidate shall be an individual who has demonstrated integrity and ethics in his or her personal, business, and professional life and has an established record of business and professional accomplishment in his or her chosen field.

- A candidate and the candidate's family members (as defined in the rules of NASDAQ), affiliates or associates of a candidate (as defined in Rule 405 of the Securities Act of 1933) shall have no any material personal, financial, or professional interest in any present or potential competitor of ours.

- Each candidate shall participate fully in Board of Directors activities, including active membership on at least one Board committee and attendance at, and active participation in, meetings of the Board and the committee(s) of which he or she is a member, and not have other personal, business, or professional commitments that would interfere with or limit his or her ability to do so.

- Each candidate shall be willing to make and financially capable of making an investment in our common stock as required by our Articles of Incorporation and as provided for in a policy adopted by our Board of Directors.

The Nominating & Governance Committee considers it desirable for candidates to possess the following qualities or skills:

- Each candidate should contribute to the Board of Director's overall diversity, diversity being broadly construed to mean a variety of opinions, perspectives, personal experience, business experience, professional experience, and backgrounds (such as gender, race, and ethnicity), as well as other differentiating characteristics.

- Each candidate should contribute positively to the existing chemistry and collaborative culture among the directors.

- Each candidate should possess professional, business, and personal experience and expertise relevant to the Company's business. In this regard the Nominating & Governance Committee will consider: financial, management and business background; personal and educational background and experience; community leadership; independence; and other qualifications, attributes and potential contributions.

The Nominating & Governance Committee selects and recommends each candidate to the Board of Directors each year based on its assessment of, among other things:

- The candidate's personal qualifications as discussed above;

- The past and future contributions of our current directors, and the value of continuity and prior experience on our Board of Directors;

- The existence of one or more vacancies on our Board of Directors;

- The need for a director to possess particular attributes or particular experience or expertise; and

- Other factors that it considers relevant, including any specific qualifications the Nominating & Governance Committee adopts from time to time.

Any shareholder may recommend a person to be considered as a candidate or nominate one or more persons for election as a director of our Company. A shareholder who desires to makes such a recommendation must comply with Sections 8 and 9 of Article I of our bylaws. Our Board of Directors encourages shareholders who wish to recommend candidates to the Nominating & Governance Committee to send their recommendations in writing addressed to the Nominating & Governance Committee, United Fire Group, Inc., Attention: Corporate Secretary, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909 using the procedures outlined below in the *Communicating with the Board of Directors*.

COMMUNICATING WITH THE BOARD OF DIRECTORS

Concerns and Complaints

United Fire Group, Inc. has adopted a process for communicating with our Board of Directors. To communicate directly with our Board of Directors regarding issues of concern to or about our Company, access our website, **www.unitedfiregroup.com** by selecting *Investor Relations* and then *Corporate Governance*, call toll free by telephone at 1-877-256-1056, or write to our Audit Committee at United Fire Group, Inc., Attention: Audit Committee—Confidential, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909. Our Vice President/General Counsel/ Corporate Secretary, Neal R. Scharmer, and Audit Committee Chair, James W. Noyce, are responsible for reviewing and reporting such communications to our Board of Directors. If requested, and to the extent possible, all communications with our Board of Directors are kept strictly confidential.

Shareholder Proposals and Director Nominations

To be eligible for inclusion in the proxy materials for the 2013 annual meeting, a shareholder proposal must be received by our Corporate Secretary by the close of business on December 19, 2012. All proposals must comply with (i) Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of shareholder proposals in company-sponsored proxy materials and (ii) Section 8 of Article I of our bylaws. Proposals must be delivered to our Corporate Secretary at United Fire Group, Inc., Attention: Corporate Secretary, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909.

Any shareholder proposal that is not submitted for inclusion in next year's proxy statement under SEC Rule 14a-8, but is instead sought to be presented directly at our 2013 Annual Meeting, must be received at our principal executive offices by the close of business on March 1, 2013. Proposals must be delivered to our Corporate Secretary at United Fire Group, Inc., Attention: Corporate Secretary, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909. SEC Rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with this deadline, and in certain other cases notwithstanding the shareholder's compliance with this deadline.

PROPOSAL ONE – ELECTION OF DIRECTORS

Our articles of incorporation require that our Board of Directors be divided into three classes, A, B, and C, with one class elected at each Annual Meeting. The Board of Directors must consist of no more than fifteen (15) and no less than nine (9) members, with the number fixed by the directors. The directors have fixed current membership of the Board of Directors at thirteen (13). The directors have fixed the membership of the Board of Directors for the year beginning with the Annual Meeting at twelve (12) and the number of Class C directors to be elected at this year's Annual Meeting at four (4), subject to such changes as the Board of Directors may make at the time of the Annual Meeting if any director nominations are made by minority shareholders, as described in the next paragraph. The Board of Directors has also fixed the number of Class A directors to be elected at this year's Annual Meeting at one (1) to fill an unexpired term.

According to our articles of incorporation, minority shareholders who collectively hold and vote one-fifth of our outstanding common stock are entitled to nominate and elect 20 percent of our directors. Therefore, minority shareholders collectively holding one-fifth of our outstanding common stock are entitled to nominate and elect one (1) director if we have nine (9) directors; two (2) directors if we have a total of ten (10) through fourteen (14) directors (the current number is thirteen (13) and the number for the year beginning with the Annual Meeting is twelve (12)); and three (3) directors if we have fifteen (15) directors. The majority of our shareholders can always elect a majority of our directors.

Upon the recommendation of the Nominating & Governance Committee, our Board of Directors has nominated the following individuals for election to our Board of Directors this year.

DIRECTOR NOMINEES

Nominee for Director (Class A) – To Fill an Unexpired Term Expiring in 2014



Scott L. Carlton
(Director Nominee)

Mr. Carlton, 43, has a strong international business background and extensive experience within the finance and accounting functions in a global public company. Since 2007, he has held the position of President of SGL Carbon LLC, Charlotte, North Carolina, a subsidiary of SGL Carbon Group, Wiesbaden, Germany, with 46 production facilities worldwide, including 12 in North America. From 2002 until 2007, Mr. Carlton served as Vice President of Finance and Controlling for the largest business unit of SGL Carbon Group, and in that capacity was responsible for the controlling, finance and accounting. Since beginning his career with SGL Carbon Group in 1994, Mr. Carlton has worked in a variety of accounting and financial positions at various locations within and outside of the US.

Mr. Carlton holds undergraduate and graduate degrees in accounting and finance and completed the Senior Executive Education Program at London Business School.

The Board of Directors believes that Mr. Carlton brings a depth of public company management experience to our board. Currently he is responsible for an organization with over $700 million in annual revenue covering seven subsidiaries with over 1,400 employees. He has a strong background in finance, with particular expertise in accounting and financial oversight and reporting. Mr. Carlton also has insurance experience on both a domestic and international scale. If elected to the Board, Mr. Carlton will serve on our Audit and Investment Committees. Mr. Carlton is a first cousin by marriage to Mr. Drahozal.

Nominees for Director (Class C) – For Terms Expiring in 2015



Christopher R. Drahozal
(Director since 1997)

Mr. Drahozal, 50, is an internationally known legal scholar. He is the John M. Rounds Professor of Law at the University of Kansas School of Law in Lawrence, Kansas, where he has taught since 1994. Prior to teaching, Mr. Drahozal was in private law practice in Washington, D.C., and served as a law clerk for the Iran-U.S. Claims Tribunal, the United States Court of Appeals for the Fifth Circuit and the United States Supreme Court. Mr. Drahozal is a first cousin by marriage to Mr. Carlton.

Mr. Drahozal currently serves on our Compensation Committee, our Investment Committee and our Risk Management Committee. The Board of Directors believes that Mr. Drahozal's qualifications to serve as director include his legal background and his knowledge of the insurance industry and our Company, gained from his many years of service to us. Mr. Drahozal is an independent director as defined in the listing standards of NASDAQ.



Jack B. Evans
(Director since 1995)

Mr. Evans, 63, became Chairman of our Board of Directors in October 2009. He has served us as a director since 1995 and as Vice Chairman from 1997 to 2009. Mr. Evans has a very strong business background, and currently holds the position of President of The Hall-Perrine Foundation, a private philanthropic corporation located in Cedar Rapids, Iowa. He has held that position since 1996. From 1993 to 1995, he served as President of SCI Financial Group, a regional financial services firm located in Cedar Rapids providing brokerage, insurance and related services to its clients.

Mr. Evans has extensive experience with public companies. He currently serves on the Board of Trustees of 238 registered investment companies in the Nuveen Funds complex. He has served as a director of Alliant Energy Corporation of Madison, Wisconsin, a utility company that has a class of securities registered pursuant to Section 12 of the Exchange Act, and as a director of the Federal Reserve Bank of Chicago. Mr. Evans is currently a member of the Iowa Board of Regents, overseeing the state's public university system.

Mr. Evans is a long-standing member of our Audit Committee and our Nominating & Governance Committee. He also serves as Chair of our Executive Committee and on our Investment Committee. As a long-serving director of our Company, Mr. Evans has gained broad knowledge of the insurance industry generally and our Company in particular. The Board of Directors believes that Mr. Evans' qualifications to serve as director include his business acumen, executive leadership, management experience, and extensive experience with public companies and our Company. Mr. Evans is an independent director as defined in the listing standards of NASDAQ.



George D. Milligan
(Director since 1999)

Mr. Milligan, 55, has a strong business background, with service since 1985 as President of The Graham Group, Inc., of Des Moines, Iowa. The Graham Group, Inc. consists of a real estate firm specializing in developing office buildings and a construction firm specializing in constructing hospital facilities. Since 2005, Mr. Milligan has also served as a director of West Bancorporation, Inc. of West Des Moines, Iowa, a bank holding company that has a class of securities registered pursuant to Section 12 of the Exchange Act. As a member of the West Bancorporation, Inc. board of directors, Mr. Milligan serves on their audit committee, loan committee, and as chair of their Risk Committee. Mr. Milligan previously served as director of Allied Life Insurance Company, which had a class of securities registered pursuant to Section 12 of the Exchange Act at the time of his service. Mr. Milligan is a long-time community leader and supporter, being active with the Boy Scouts, the Dowling Foundation, and the Des Moines Rotary.

Mr. Milligan serves on our Audit Committee, Nominating & Governance Committee, and now also serves on and chairs our Investment Committee. The Board of Directors believes that Mr. Milligan's qualifications to serve as director include his business acumen, executive leadership, management experience, and extensive experience with public companies and our Company, as well as his knowledge of the insurance industry and our Company. Mr. Milligan is an independent director as defined in the listing standards of NASDAQ.



Michael W. Phillips
(Director since 2012)

Mr. Phillips, 43, is the founder and President of Investors' Actuarial Services, LLC, a consulting firm based in Timonium, Maryland that provides actuarial services to institutional investors. He is also an Adjunct Professor at the Notre Dame of Maryland University in Baltimore, Maryland, where he teaches graduate-level finance classes. Mr. Phillips has significant insurance industry experience, having served from 2005 to 2010 as Vice President and sell-side equity research analyst covering small- and mid-cap insurers (including United Fire Group, Inc.) in the Baltimore, Maryland office of Stifel, Nicolaus & Co., Inc., a full-service regional brokerage and investment banking firm headquartered in St. Louis, Missouri. Mr. Phillips is an actuary and an associate of the Casualty Actuarial Society. He spent more than ten years as a reserving actuary for insurance companies including Zurich Insurance Group, the Travelers Insurance Corporation and GMAC Reinsurance Corporation, among others. From 2002 to 2004, Mr. Phillips served as a consulting actuary in the Philadelphia office of Milliman, Inc, a preeminent international actuarial consulting firm.

The Board of Directors believes that Mr. Phillips' qualifications to serve as director include his extensive knowledge of the insurance industry gained from his many years of working in and analyzing the industry. Mr. Phillips is an independent director as defined in the listing standards of NASDAQ.

VOTE REQUIRED AND BOARD RECOMMENDATION

Directors are elected by a plurality of the votes cast (either in person or by proxy) by the shares entitled to vote in the election at a meeting at which a quorum is present. In tabulating the voting results for the election of directors, "FOR" votes are counted in favor of the election of a director, and "WITHHOLD" votes are counted against the election of a director. Abstentions will not affect the election of directors. In tabulating the voting results for the election of directors, only "FOR" and "WITHHOLD" votes are counted. Stockholders do not have the right to cumulate their votes in the election of directors.


**The Board of Directors recommends a vote <u>FOR</u> the
election to the board of each of the nominees.**


CONTINUING DIRECTORS NOT UP FOR ELECTION

The following individuals are continuing members of our Board of Directors who are not up for election.

Directors (Class B) – Terms Expiring in 2013



James W. Noyce
(Director since 2009)

Mr. Noyce, 56, has a strong business, accounting and insurance industry background, with extensive public company experience. Before retiring, Mr. Noyce had nearly three decades of experience in the financial services industry, most recently as Chief Executive Officer and director of FBL Financial Group, Inc. ("FBL"), an insurance holding company headquartered in West Des Moines, Iowa. While at FBL, Mr. Noyce served as Chief Executive Officer and director from January 2007 until May 2009, Chief Financial Officer from January 1996 until January 2007 and Chief Administrative Officer from July 2002 until January 2007. From January 2000 to July 2002 he was Executive Vice President and General Manager of the property-casualty companies managed by FBL. Mr. Noyce began his employment with FBL and its affiliates in 1985. From August 2009 until November 2010, Mr. Noyce served as the Senior Advisor and Major Gifts Officer for the Athletics Department of Drake University, a private university in Des Moines, Iowa.

Mr. Noyce holds or has held numerous professional certifications and designations including certified public accountant; Fellow, Casualty Actuarial Society; Associate, Society of Actuaries; Fellow, Life Management Institute; and Member, American Academy of Actuaries. He was named Outstanding CPA in Business and Industry by the Iowa Society of CPAs and was inducted into the American Institute of Certified Public Accountants' Business and Industry Hall of Fame in 2007.

Since August 2009, Mr. Noyce has been a director of West Bancorporation, Inc., West Des Moines, Iowa, a bank holding company that has a class of securities registered pursuant to Section 12 of the Exchange Act. Mr. Noyce serves as the audit committee chair of West Bancorporation, Inc. He also serves or has served on several community boards, including the United Way of Central Iowa, the Greater Des Moines Partnership, Grandview College, Special Olympics Iowa, and the Mid-Iowa Council of Boy Scouts of America.

Mr. Noyce serves as the chair of our Audit Committee and has the professional and business experience to qualify as an audit committee financial expert as defined by Item 407(d)(5) of Regulation S-K of the Exchange Act. Mr. Noyce is an independent director as defined in the listing standards of NASDAQ. The Board of Directors believes that Mr. Noyce's qualifications to serve as director include his extensive background and experience in the insurance industry and his public company, executive leadership, and management experience.



Mary K. Quass
(Director since 1998)

Ms. Quass, 62, is President and Chief Executive Officer of NRG Media, LLC, Cedar Rapids, Iowa, a position she has held since 2002. NRG Media, LLC is a radio broadcasting group of over 60 stations. Since 1998, Ms. Quass has also served as President and Chief Executive Officer of Quass Communications, LLC, a privately held investment company.

Ms. Quass has a strong business background and has been a long-time community leader and volunteer in Cedar Rapids, Iowa. She currently serves on the board of directors of the National Association of Broadcasters, Mercy Medical Center (executive committee), Entrepreneurial Development Center, Inc. (chair), US Bank (Cedar Rapids region), the Quarton-McElroy Broadcaster Foundation, and other local boards of directors in Cedar Rapids.

Her service as our director, together with her business background, provides her with a very strong understanding of the insurance industry in general and our business operations in particular. Ms. Quass serves on our Compensation Committee and Risk Management Committee. The Board of Directors believes that Ms. Quass' qualifications to serve as director include her executive leadership and management experience, and her understanding of the insurance industry, gained from her years of service to our Company. Ms. Quass is an independent director as defined in the listing standards of NASDAQ.



John A. Rife
(Director since 1998)

Mr. Rife, 69, served as our President from 1997 to 2007 and as our CEO from 2000 to 2007. He also served as President of our life insurance subsidiary, United Life Insurance Company ("United Life"), from 1984 until his retirement in May 2009. He began his service with us in 1976 as a marketing representative for United Life. Based on his 31 years of service with our group, Mr. Rife has a very extensive background in and knowledge of our Company including both the property–casualty and life insurance segments. Mr. Rife holds the Chartered Life Underwriter professional insurance designation. Mr. Rife was elected Vice Chairman of our Board of Directors in 2009 and currently serves on the Executive Committee.

Since 2006, Mr. Rife has served on the Board of Directors of QCR Holdings, Inc., a multi-bank holding company headquartered in Moline, Illinois, that is registered pursuant to Section 12 of the Exchange Act. He currently serves on the QCR Holdings, Inc. executive committee. Mr. Rife is an active member of the community, currently serving as president of the McIntyre Foundation, a private charitable organization. He is currently vice president and treasurer of the 2001 Development Corporation, an economic development arm of the Cedar Rapids Area Chamber of Commerce. Mr. Rife also currently serves on the board of trustees of the United Way of East Central Iowa, Mercy Medical Center, and the Mount Vernon Community School District Foundation. Mr. Rife is a past board member of Cedar Rapids Bank & Trust where he served as chairman of the loan committee of the board. Mr. Rife is a past board member of the Cedar Rapids Area Chamber of Commerce and Cedar Rapids Metro Economic Alliance, an economic development arm of the Chamber.

The Board of Directors believes that Mr. Rife's qualifications to serve as director include his extensive experience with our Company and in the insurance industry, as described above, and his executive leadership and management experience. Mr. Rife is not an independent director as defined in the listing standards of NASDAQ.



Kyle D. Skogman
(Director since 2000)

Mr. Skogman, 61, possesses a strong business background. Since 1990, he has served as President of Skogman Construction Co. of Iowa, a company that specializes in residential construction and real estate sales, primarily in Cedar Rapids, Iowa. Skogman Homes has built over 6,000 homes since Mr. Skogman became President and was recognized as the 169th largest builder in the country for 2010. With over 220 agents, Skogman Realty is recognized as the 59th largest independent real estate company in the country. Mr. Skogman also owns an interest in a property-casualty insurance agency. He was recently inducted into the Cedar Rapids Area Homebuilders Association Hall of Fame.

Mr. Skogman is a long-time active community leader and supporter, with service to many diverse organizations including as director and Chairman of the Board of Mercy Medical Center and as a director on the Board of the National Czech & Slovak Museum & Library. Mr. Skogman is a past director of the Cedar Rapids Chamber of Commerce and is a past Chair of Cedar Rapids Metro Economic Alliance, an economic development arm of the Chamber.

Mr. Skogman currently serves, and has for many years served, on our Audit Committee and our Nominating & Governance Committee, which he has chaired for many years. He is also a member of our Executive Committee and Investment Committee. Through his prior business experience and his service to us, Mr. Skogman has a broad and strong understanding of our Company and our business.

The Board of Directors believes that Mr. Skogman's qualifications to serve as director include his business acumen, executive leadership, management experience and his understanding of the insurance industry, gained from his many years of service to our Company. Mr. Skogman is an independent director as defined in the listing standards of NASDAQ.

Director (Class C) – Terms Expiring in 2014



Douglas M. Hultquist
(Director since 2007)

Mr. Hultquist, 56, has a strong business background and extensive experience with public companies. He is the President, Chief Executive Officer, and a director of QCR Holdings, Inc., a multi-bank holding company he co-founded that is headquartered in Moline, Illinois, and that has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 ("Exchange Act"). He has served in those positions since 1993. From 1977 to 1993, Mr. Hultquist was a certified public accountant (and a partner from 1987 to 1993) with KPMG Peat Marwick and McGladrey & Pullen, LLP, national tax and accounting firms. As a certified public accountant, Mr. Hultquist provided services to and advised a wide range of businesses.

Mr. Hultquist is an active, long-time community leader and supporter, being involved as a director and past Chairman of the PGA TOUR John Deere Classic golf tournament, a director of The Robert Young Center for Mental Health, a trustee and past Chairman of Augustana College, a director of TPC at Deere Run, and Finance Chairman of the William Butterworth Memorial Trust. Mr. Hultquist is also a member of the Finance Committee and Board of the Quad Cities Chamber of Commerce and is co-chair of the Genesis Health System Golf Tournament.

Mr. Hultquist currently serves on the Risk Management Committee, which he chairs, and the Investment Committee. Through his professional and business background and his service to us, Mr. Hultquist has a broad and strong understanding of our Company and business as well as the operations of a public company. The Board of Directors believes that Mr. Hultquist's qualifications to serve as director include his business acumen, executive leadership and management experience, accounting background, and extensive experience with public companies. Mr. Hultquist is not independent as defined in the listing standards of The NASDAQ and is not a member of our Audit Committee; however, he has the professional and business experience to qualify as an audit committee financial expert.



Casey D. Mahon
(Director since 1993)

Ms. Mahon, 60, is an Adjunct Professor of Law at the University of Iowa College of Law, Iowa City, Iowa, where she has periodically taught business law since 1998. She has a strong public company background, having served from 1986 to 1990 as Senior Vice President and General Counsel of Teleconnect Company and its successor, Telecom USA, both of which had classes of securities registered pursuant to Section 12 of the Exchange Act at the time she was employed by them. From 1993 until 1998 Ms. Mahon served as Senior Vice President and General Counsel for McLeodUSA, Inc., Cedar Rapids, Iowa, a company that, at the time, had a class of securities registered pursuant to Section 12 of the Exchange Act. McLeodUSA, Inc. provided integrated communications services to its customers.

Ms. Mahon has served for many years on the Compensation Committee of our Board of Directors. She now serves on that committee and on our Risk Management Committee. The Board of Directors believes that Ms. Mahon's qualifications to serve as director include her extensive legal experience with public companies and her knowledge of the insurance industry gained from her years of service to our Company. Ms. Mahon also serves as a member of the Board of Directors of the University of Iowa Foundation. Ms. Mahon is an independent director as defined in the listing standards of NASDAQ.



Randy A. Ramlo
(Director since 2008)

Mr. Ramlo, 51, has served as our President and Chief Executive Officer since May 2007. He previously served us as Chief Operating Officer (May 2006 – May 2007), as Executive Vice President (May 2004 – May 2007), and as Vice President, Fidelity and Surety (November 2001 – May 2004). Mr. Ramlo has been with us since 1984 and has a very strong knowledge of our Company and the insurance industry. He holds numerous professional insurance designations including Chartered Property and Casualty Underwriter, Associate in Fidelity and Surety Bonding, Associate in Management, and Associate in Risk Management.

Mr. Ramlo is a long-time community leader and supporter, with service on many diverse organizations such as: director of Cedar Rapids Metro Economic Alliance, an economic development arm of the Cedar Rapids Chamber of Commerce; the board of trustees of the Cedar Rapids Museum of Art; The University of Northern Iowa School of Business Executive Advisory Board; The Iowa College Foundation Board of Trustees; and trustee of the Eastern Iowa Branch of the Juvenile Diabetes Research Foundation International. He also serves on the Self-Supported Municipal Improvement District board of the Cedar Rapids Downtown District.

The Board of Directors believes that Mr. Ramlo's qualifications to serve as director include his extensive experience in the insurance industry and with our Company and his executive leadership and management experience. Mr. Ramlo is not an independent director as defined in the listing standards of NASDAQ.

Directors Leaving the Board - Effective May 16, 2012



Thomas W. Hanley
(Director since 2003)

Mr. Hanley, 60, is the business administrator for Saint Pius X Parish, a Catholic parish in Cedar Rapids, Iowa. From 2004 until 2011, Mr. Hanley was a full-time teacher at Xavier High School, a high school in Cedar Rapids, Iowa. From 2002 until 2004, Mr. Hanley conducted post-graduate studies in Theology at Loras College in Dubuque, Iowa. Mr. Hanley has a strong financial, insurance, and business background, having served from 1979 until 2003 as a certified public accountant (and as a partner from 1983 to 2003) with McGladrey & Pullen, LLP, a national accounting and tax firm.

As a certified public accountant, Mr. Hanley provided services to and advised a wide range of businesses, with a focus on insurance companies. From 1983 until 2002, Mr. Hanley was his firm's lead partner for tax services to insurance companies. Mr. Hanley chaired our Audit Committee from 2003 until 2011, and has the professional and business experience to qualify as an audit committee financial expert as defined by Item 407(d)(5) of Regulation S-K of the Exchange Act. Mr. Hanley is an independent director as defined in the listing standards of NASDAQ.



Frank S. Wilkinson Jr.
(Director since 2001)

Mr. Wilkinson, 72, has a strong insurance industry background. He retired in December 2000 from E.W. Blanch Co., a company in Minneapolis, Minnesota that provides risk management and distribution services and arranges reinsurance coverage between insurers and reinsurers. Before retiring after 31 years of service, Mr. Wilkinson held a number of positions with E.W. Blanch Co., including Executive Vice President and director from 1993 to 2000.

Mr. Wilkinson previously served on the Board of Directors of Benfield Group, Ltd. of London, England, a publicly held reinsurance intermediary and capital advisor, where he served on the audit, remuneration (compensation) and nominating & governance committees. Mr. Wilkinson also served on the Board of Directors of Hub International, Ltd. of Chicago, Illinois, a company that has a class of securities registered pursuant to Section 12 of the Exchange Act that provides risk management and wealth management services, where he served on the compensation committee.

For many years Mr. Wilkinson served on our Compensation Committee, which he chaired, and on our Nominating & Governance Committee. Mr. Wilkinson is an independent director as defined in the listing standards of NASDAQ.

DIRECTOR RELATIONSHIPS

None of the directors or nominees holds a directorship in any other company with a class of securities registered under Section 12 or subject to Section 15(d) of the Exchange Act or registered as an investment company under the Investment Company Act of 1940, except as follows: Messrs. Hultquist and Rife are directors of QCR Holdings, Inc.; Messrs. Milligan and Noyce are directors of West Bancorporation, Inc.; and Mr. Evans is a member of the Board of Trustees of 238 registered investment companies in the Nuveen Funds fund complex.

PROPOSAL TWO – RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INFORMATION ABOUT OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for 2012 and has directed that management submit the selection of the independent registered public accounting firm to shareholders for ratification at the Annual Meeting. Ernst & Young LLP has served as our independent registered public accounting firm since 2002. Representatives from Ernst & Young LLP will attend the Annual Meeting, will have the opportunity to make a statement if they wish to do so, and will be available to respond to appropriate shareholder questions. Although shareholder ratification of the appointment of our independent registered public accounting firm is not required by our articles of incorporation, bylaws or otherwise, the Board of Directors is seeking ratification as a matter of good corporate governance. The Audit Committee will consider the outcome of this vote in future deliberations regarding the appointment of our independent registered public accounting firm.

FEES BILLED TO UNITED FIRE GROUP, INC. DURING 2011 AND 2010

The following table represents the total fees billed, or expected to be billed, for services rendered to us by Ernst & Young LLP for the fiscal years ended December 31, 2011, and December 31, 2010, respectively.

Services	2011 Fees	2010 Fees
Audit [1]	$ 1,536,800	$ 1,110,000
Audit Related [2]	55,500	352,300
Tax [3]	34,055	—
All Other [4]	—	3,388
Total Fees:	$ 1,626,355	$ 1,465,688

(1) *Audit Fees.* "Audit" fees consist of fees for professional services rendered for the audit of United Fire Group, Inc.'s Consolidated Financial Statements and internal control over financial reporting, review of the interim Consolidated Financial Statements included in quarterly reports, services that are normally provided by the independent registered public accounting firm in connection with statutory or regulatory filings or engagements, and services that generally only the independent registered public accounting firm can reasonably provide.

(2) *Audit-Related Fees.* "Audit-Related" fees consist of fees for assurance and related services that are traditionally performed by the independent registered public accounting firm and are reasonably related to the performance of the audit or the review of our financial statements, but are not reported as "Audit" fees. Audit-related fees billed to us by Ernst & Young LLP for 2011 consisted of $55,500 for the audit of our employee benefit plans, including our 401(k) Plan and our pension plan. Audit-related fees billed to us by Ernst & Young LLP for 2010 consisted of $296,800 for due diligence services related to the acquisition of Mercer Insurance Group, Inc. and $55,500 for the audit of our employee benefit plans, including our 401(k) Plan and our pension plan.

(3) *Tax Fees.* During the year ended December 31, 2011, Ernst and Young LLP billed us $34,055 for tax compliance, tax advice, or tax planning services rendered to us. During the year ended December 31, 2010, Ernst & Young LLP did not bill us for professional services related to tax compliance, tax advice, or tax planning.

(4) *All Other Fees.* During the year ended December 31, 2011, there were no fees billed to us by Ernst & Young LLP for any professional services rendered other than those described above. During the year ended December 31, 2010, Ernst & Young LLP billed us $3,388 for enterprise risk management advisory services rendered to us.

AUDIT COMMITTEE PRE-APPROVAL

The Audit Committee of our Board of Directors is governed by a charter that requires the Audit Committee to appoint, evaluate, and oversee our independent registered public accounting firm. As part of its responsibilities, the Audit Committee reviews and approves the provision of all audit and non-audit services for the purpose of assuring the independence of our independent auditors. The Audit Committee pre-approved all of the services provided and the fees charged by Ernst & Young LLP during 2011 and 2010.

VOTE REQUIRED AND BOARD RECOMMENDATION

Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm requires the affirmative vote of a majority of the shares (represented either in person or by proxy) entitled to vote in the election at a meeting at which a quorum is present.

The Audit Committee of the Board of Directors recommends a vote <u>FOR</u> the ratification of the appointment of Ernst & Young LLP as United Fire Group, Inc.'s independent registered public accounting firm.

REPORT OF THE AUDIT COMMITTEE*

March 2012

The Audit Committee reviews United Fire Group, Inc.'s financial reporting process on behalf of the Board of Directors. Management has primary responsibility for the financial statements and the reporting process, including the system of internal controls. In accordance with standards established by the Public Company Accounting Oversight Board (United States), Ernst & Young, LLP, our independent registered public accounting firm, is responsible for performing an audit of United Fire Group, Inc.'s Consolidated Financial Statements, assessing the effectiveness of United Fire Group, Inc.'s internal control over financial reporting and issuing reports thereon. The Audit Committee monitors these processes. The Audit Committee consists entirely of independent directors and operates pursuant to a charter adopted by it and by the Board of Directors. The Audit Committee met seven (7) times during 2011.

The Audit Committee has:

- reviewed and discussed the audited Consolidated Financial Statements with management;

- discussed with Ernst & Young LLP the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

- received from Ernst & Young LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP's communications with the audit committee concerning independence, and the Audit Committee has discussed with Ernst & Young LLP its independence.

The Audit Committee has discussed with United Fire Group, Inc.'s internal auditor and with Ernst & Young LLP the overall scope and plans for their respective audits. The Audit Committee met with the internal auditor and Ernst & Young LLP both with and without management present, to discuss the results of their examinations, the evaluations of United Fire Group, Inc.'s internal controls and the overall quality of United Fire Group, Inc.'s financial reporting process.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited Consolidated Financial Statements be included in United Fire Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the Securities and Exchange Commission. The Audit Committee appointed Ernst & Young LLP as United Fire Group, Inc.'s independent registered public accounting firm for the year ending December 31, 2012 and recommended that the shareholders ratify the appointment.

Audit Committee Members
James W. Noyce, Chair
Jack B. Evans
Thomas W. Hanley
George D. Milligan
Kyle D. Skogman

* *This report is not "soliciting material" and is not deemed "filed" with the Securities and Exchange Commission ("SEC"). The incorporation by reference of this proxy statement into any document filed with the SEC by the Company shall not be deemed to include this report unless such report is specifically stated to be incorporated by reference into such document.*

PROPOSAL THREE – SHAREHOLDER ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

SAY-ON-PAY ADVISORY VOTE

Stockholders have the opportunity to vote, on a non-binding advisory basis, on the compensation of our named executive officers. Our Board of Directors is committed to corporate governance best practices and recognizes the interest of stockholders in executive compensation matters. Although the vote is advisory and is not binding on the Board of Directors, the Compensation Committee will review the voting results. The Compensation Committee will consider the constructive feedback obtained through the stockholder advisory vote in making decisions about future compensation arrangements for our named executive officers.

As discussed in the *Compensation Discussion and Analysis* section beginning on page 29 of this proxy statement, the Board of Directors believes that our current executive compensation program directly links executive compensation to our Company's performance and aligns the interests of our named executive officers with those of our stockholders. For example:

- Our executive compensation encourages executive decision-making that is aligned with the long-term interests of our stockholders.

- Bonuses and equity awards for named executive officers are tied to specific performance goals.

- We do not have any employment agreements with our executive officers, and we do not provide cash severance payments upon termination of employment or in connection with a change in control. Our deferred compensation plan, which applies only to certain executive officers, including the named executive officers, provides for acceleration of vesting upon the occurrence of a change in control. See "Potential Payments Upon Termination Or Change In Control - 2011" regarding payments related to our defined benefit pension plan, options and restricted stock.

- We encourage long-term stock ownership by our executive officers with award features such as 20 percent vesting of stock option awards beginning on the first anniversary of the grant and no vesting on restricted stock until the fifth anniversary of the grant.

- We have adopted stock ownership guidelines for our executive officers.

- Our compensation uses a balance of short- and long-term performance metrics to encourage the efficient management of our business and minimize excessive risk-taking.

The Board of Directors believes that United Fire Group, Inc.'s executive compensation program is designed to meet the objectives discussed in the Compensation Discussion and Analysis. Accordingly, the Board recommends that stockholders vote in favor of the following resolution:

"RESOLVED, that the compensation paid to United Fire Group, Inc.'s named executive officers as described in this Proxy Statement under "Executive Compensation," including the Compensation Discussion and Analysis, the compensation tables and other narrative disclosure contained therein, is hereby APPROVED."

VOTE REQUIRED AND BOARD RECOMMENDATION

Approval of the resolution regarding the compensation of our executive officers requires the affirmative vote of a majority of the shares (represented either in person or by proxy) entitled to vote in the election at a meeting at which a quorum is present.

The Board of Directors recommends a vote <u>FOR</u> the approval, on an advisory basis, of the compensation of our named executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of March 19, 2012, with respect to the ownership of United Fire Group Inc.'s $0.001 par value common stock by principal security holders.

As of March 19, 2012, we had 25,506,809 shares of $0.001 par value common stock outstanding. Except as otherwise indicated, each of the shareholders listed in the following table has sole voting and investment power over the shares beneficially owned.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Dee Ann McIntyre 1218 Bishops Lodge Road Santa Fe, New Mexico 87501-1099	3,487,044 [1]	13.7%
Common	Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One Austin, TX 78746	2,168,204 [2]	8.5
Common	BlackRock, Inc. 40 East 52nd Street New York, New York 10022	1,679,308 [3]	6.6
Common	EARNEST Partners LLC 75 Fourteenth Street, Suite 2300 Atlanta, Georgia 30309	1,580,663 [4]	6.1

(1) Based on Schedule 13G (Amendment No. 2) filed with the SEC on February 14, 2012, the number of securities beneficially owned by Mrs. McIntyre includes: 2,464,506 shares for which Mrs. McIntyre holds sole voting and investment power; 511,863 shares for which Mrs. McIntyre holds shared voting and investment power; 449,675 shares owned by the Dee Ann McIntyre Trust of which Mrs. McIntyre is a lifetime beneficiary; and 61,000 stock options that are exercisable by Mrs. McIntyre on or before sixty (60) days from the date of this proxy statement.

(2) Based on Schedule 13G (Amendment No. 4) filed with the SEC on February 14, 2012, the number of securities beneficially owned by Dimensional Fund Advisors LP includes 2,131,489 shares for which they hold sole voting power and 2,168,204 shares for which they hold sole investment power.

(3) Based on Schedule 13G (Amendment No. 2) filed with the SEC on February 13, 2012, the number of securities beneficially owned by BlackRock, Inc. includes 1,679,308 shares for which they hold sole voting and investment power.

(4) Based on Schedule 13G (Amendment No. 10) filed with the SEC on February 14, 2012, the number of securities beneficially owned by EARNEST Partners LLC includes 518,296 shares for which they hold sole voting power, 273,934 shares for which they hold shared voting power and 1,580,663 shares for which they hold sole investment power.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our $0.001 par value common stock as of March 19, 2012, with respect to each of our directors, our director nominees, our named executive officers, and all of our directors, director nominees and executive officers as a group.

As of March 19, 2012, we had 25,506,809 shares of $0.001 par value common stock outstanding. Except as otherwise indicated, each of the shareholders listed in the following table has sole voting and investment power over the shares beneficially owned.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]	Percent of Class
Common	Scott L. Carlton	145,764 [2]	*
Common	Christopher R. Drahozal	911,059 [3]	3.6 %
Common	Barrie W. Ernst	38,856 [4]	0.2
Common	Jack B. Evans	38,272 [5]	*
Common	Thomas W. Hanley	17,027 [6]	*
Common	Douglas M. Hultquist	7,191 [7]	*
Common	Dianne M. Lyons	35,032 [8]	0.1
Common	Casey D. Mahon	20,308 [9]	*
Common	George D. Milligan	19,011 [10]	*
Common	James W. Noyce	4,091 [11]	*
Common	Michael W. Phillips	100 [12]	*
Common	Mary K. Quass	15,024 [13]	*
Common	Randy A. Ramlo	54,464 [14]	0.2
Common	John A. Rife	618,472 [15]	2.4
Common	Neal R. Scharmer	17,975 [16]	0.1
Common	Kyle D. Skogman	24,574 [17]	*
Common	Michael T. Wilkins	462,499 [18]	1.8
Common	Frank S. Wilkinson Jr.	23,717 [19]	*
Common	All directors and executive officers as a group (includes 20 persons)	1,967,917 [20]	7.7 %

* Indicates directors with ownership of less than 1% percent.

(1)   The inclusion in this table of any shares as beneficially owned does not constitute admission of beneficial ownership.

(2)   Includes 113,279 shares owned by Mr. Carlton and 32,485 shares owned in accounts for the benefit of Mr. Carlton's children. None of Mr. Carlton's shares are pledged as security.

(3)   Includes 2,674 shares owned jointly by Mr. Drahozal and his wife; 243,086 shares owned individually by Mr. Drahozal's wife; 74,714 shares owned in accounts for the benefit of Mr. Drahozal's children; 511,863 shares owned by the McIntyre Foundation, for which Mr. Drahozal's wife serves as one of three directors; 66,898 shares owned by the J. Scott McIntyre Trust FBO the Kaye Drahozal Family, for which Mr. Drahozal and his wife serve as co-trustees; and 11,824 stock options that are exercisable by Mr. Drahozal on or before sixty (60) days from the date of this proxy statement. None of Mr. Drahozal's shares are pledged as security.

(4)   Includes 5,251 shares owned in a Company 401(k) account for Mr. Ernst's benefit; 339 shares held in an ESOP account for Mr. Ernst's benefit; 1,036 shares held individually by Mr. Ernst's wife; and 32,230 stock options that are exercisable by Mr. Ernst on or before sixty (60) days from the date of this proxy statement. None of Mr. Ernst's shares are pledged as security.

(5)   Includes 23,950 shares owned individually by Mr. Evans; 3,674 shares held in an individual retirement account for Mr. Evans' benefit; 2,024 shares held in an IRA account for the benefit of Mr. Evans' wife; and 8,624 stock options that are exercisable by Mr. Evans on or before sixty (60) days from the date of this proxy statement. None of Mr. Evans' shares are pledged as security.

(6)   Includes 203 shares owned jointly by Mr. Hanley and his wife; 5,000 shares held in an individual retirement account for Mr. Hanley's benefit; and 11,824 stock options that are exercisable by Mr. Hanley on or before sixty (60) days from the date of this proxy statement. None of Mr. Hanley's shares are pledged as security.

(7)   Includes 2,700 shares owned individually by Mr. Hultquist and 4,491 stock options that are exercisable by Mr. Hultquist on or before sixty (60) days from the date of this proxy statement. None of Mr. Hultquist's shares are pledged as security.

(8)   Includes 801 shares owned individually by Ms. Lyons, 1,926 shares owned in a Company 401(k) account for Ms. Lyons benefit; 1,241 shares held in an ESOP account for Ms. Lyons' benefit and 31,064 stock options that are exercisable by Ms. Lyons on or before sixty (60) days from the date of this proxy statement. None of Ms. Lyons' shares are pledged as security.

(9)   Includes 9,484 shares owned individually by Ms. Mahon; 1,000 shares held in an individual retirement account for Ms. Mahon's benefit; and 9,824 stock options that are exercisable by Ms. Mahon on or before sixty (60) days from the date of this proxy statement. None of Ms. Mahon's shares are pledged as security.

(10)   Includes 7,187 shares owned individually by Mr. Milligan and 11,824stock options that are exercisable by Mr. Milligan on or before sixty (60) days from the date of this proxy statement. None of Mr. Milligan's shares are pledged as security.

(11)   Includes 2,000 shares owned individually by Mr. Noyce; 1,000 shares held in a trust account for Mr. Noyce's wife and 1,091 stock options that are exercisable by Mr. Noyce on or before sixty (60) days from the date of this proxy statement. None of Mr. Noyce's shares are pledged as security.

(12)   Includes 100 shares owned individually by Mr. Phillips. None of Mr. Phillips' shares are pledged as security.

(13)   Includes 3,200 shares owned individually by Ms. Quass and 11,824 stock options that are exercisable by Ms. Quass on or before sixty (60) days from the date of this proxy statement. None of Ms. Quass' shares are pledged as security.

(14)   Includes 2,876 shares owned individually by Mr. Ramlo; 900 shares owned jointly by Mr. Ramlo and his wife; 350 shares owned individually by Mr. Ramlo's wife; 1,574 shares held in an ESOP account for Mr. Ramlo's benefit; and 48,764 stock options that are exercisable by Mr. Ramlo on or before sixty (60) days from the date of this proxy statement. None of Mr. Ramlo's shares are pledged as security.

(15)   Includes 25,061 shares owned jointly by Mr. Rife and his wife; 1,275 shares owned individually by Mr. Rife's wife; 4,182 shares held in an ESOP account for Mr. Rife's benefit; 511,863 shares owned by the McIntyre Foundation, for which Mr. Rife serves as one of three directors; and 76,091 stock options that are exercisable by Mr. Rife on or before sixty (60) days from the date of this proxy statement. None of Mr. Rife's shares are pledged as security.

(16)   Includes 459 shares held in a Company 401(k) account for Mr. Scharmer's benefit; 723 shares held in an ESOP account for Mr. Scharmer's benefit; and 16,793 stock options that are exercisable by Mr. Scharmer on or before sixty (60) days from the date of this proxy statement. None of Mr. Scharmer's shares are pledged as security.

(17)   Includes 200 shares held in an individual retirement account for Mr. Skogman's benefit; 670 shares held in a simplified employee pension account for Mr. Skogman's benefit; 10,630 shares owned jointly by Mr. Skogman and his wife; 500 shares owned by Mr. Skogman's wife; 1,000 shares held in a trust account for Mr. Skogman's wife; 150 shares held in an individual retirement account for the benefit of Mr. Skogman's wife; and 11,424 stock options that are exercisable by Mr. Skogman on or before sixty (60) days from the date of this proxy statement. None of Mr. Skogman's shares are pledged as security.

(18)   Includes 2,773 shares owned individually by Mr. Wilkins; 2,122 shares held in a Company 401(k) account for Mr. Wilkin's benefit; 226,375 shares held in the United Fire Group Employee Stock Ownership Plan for which Mr. Wilkins serves as one of two plan trustees (only 1,652 of these plan shares are held for Mr. Wilkins' benefit); 202,058 shares held in the United Fire Group Pension Plan for which Mr. Wilkins serves as one of two plan trustees (none of these plan shares are held specifically for Mr. Wilkins' benefit); and 29,171 options that are exercisable by Mr. Wilkins on or before sixty (60) days from the date of this proxy statement. Mr. Wilkins disclaims beneficial ownership of any shares owned by either the United Fire Group Employee Stock Ownership Plan shares or the United Fire Group Pension Plan shares that are not held specifically for his benefit. None of Mr. Wilkins' shares are pledged as security.

(19)   Includes 11,893 shares owned jointly by Mr. Wilkinson and his wife and 11,824 options that are exercisable by Mr. Wilkinson on or before sixty (60) days from the date of this proxy statement. None of Mr. Wilkinson's shares are pledged as security.

(20)   Because the shares owned by the McIntyre Foundation are attributed to both Mr. Drahozal and Mr. Rife., we have deducted 511,863 shares from the total number of shares owned by all officers, directors and director nominees to eliminate double counting.

RECENT SALES OF UNREGISTERED SECURITIES

Based on a review of corporate records and to best knowledge of management, there were no sales of unregistered securities by our Company during the fiscal year ended December 31, 2011.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

We have a stock plan that authorizes United Fire Group, Inc. to grant incentive stock options, non-qualified stock options, unrestricted and restricted stock, and stock appreciation rights to acquire 1,900,000 shares of United Fire Group, Inc.'s common stock with 653,421 shares available for future issuance at December 31, 2011. The plan is administered by our Board of Directors. The Board has the authority to determine which employees (including affiliate company employees) will receive incentive stock options, and which employees (including affiliate company employees) and persons to whom offers of employment have been extended will receive non-qualified stock options, stock awards, and stock appreciation rights. The Board also has authority to determine when plan awards will be granted and the terms and conditions of those awards. The Board may also take any action it deems necessary and appropriate for the administration of the plan. Stock options are granted to buy shares of our common stock at the market value of the stock on the date of grant. Stock options granted to date vest and are exercisable in installments of 20 percent of the number of shares covered by the option award each year from the grant date. To the extent not exercised, installments shall accumulate and be exercisable by the optionee, in whole or in part, in any subsequent year included in the option period, but not later than ten (10) years from the grant date. Stock options have historically been granted free of charge to eligible recipients as designated by the Board of Directors.

We have a non-qualified non-employee director stock option and restricted stock plan that authorizes United Fire Group, Inc. to grant restricted stock and non-qualified stock options to purchase 300,000 shares of United Fire Group, Inc.'s common stock with 160,009 shares available for future issuance at December 31, 2011. The Board has the authority to determine which non-employee directors receive options and restricted stock, when options and restricted stock shall be granted, the option price, the option expiration date, the date of grant, the vesting schedule of options and restricted stock or whether the shares shall be immediately vested, the terms and conditions of options and restricted stock (other than those terms and conditions set forth in the plan) and the number of shares of common stock to be issued pursuant to an option agreement or restricted stock agreement. The Board may also take any action it deems necessary and appropriate for the administration of the plan.

The number of securities to be issued upon exercise of outstanding restricted awards and options awards and the number of securities available for future grant under our equity compensation plans at December 31, 2011, are displayed in the following table:

Equity Compensation Plan Information – 2011

Equity Compensation Plans Approved by Security Holders	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Stock Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Nonqualified Stock Plan:			
Incentive Stock Options	1,015,781	$ 28.11	
Restricted Stock Awards	50,206	—	
Plan Total:	1,065,987	27.44	653,421 [1]
Nonqualified Nonemployee Director Stock Option and Restricted Stock Plan:	139,991	23.93	160,009 [2]
Total All Plans:	**1,205,978**	**$ 27.03**	**813,430**

Table footnotes appear on the following page.

(1)   All of the securities remaining available for issuance under this plan may be issued as unrestricted or restricted stock, stock options, stock appreciation rights or any combination thereof.

(2)   All of the securities remaining available for issuance under this plan may be issued as either restricted stock or stock options, or any combination thereof.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, requires the Company's directors, executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities (collectively "Reporting Persons") to file initial reports of ownership and reports of changes in ownership of the Company's common stock and other equity securities with the SEC. SEC regulations require us to identify in this proxy statement any Reporting Person who filed a required report late during the most recent calendar year. Based solely on our review of copies of reports filed under Section 16(a) and written representations made to us by Reporting Persons, we believe that all applicable filing requirements were complied with for the fiscal year ended December 31, 2011 with the following exceptions: Kyle Skogman's stock purchase on August 25, 2011 was reported two (2) days late and Dianne Lyons' stock option exercise on December 19 was reported two (2) days late.

EXECUTIVE OFFICERS

Listed below are the names, ages as of December 31, 2011, and positions held by each of our executive officers.

Name	Age	Position
Randy A. Ramlo	50	President and Chief Executive Officer
Michael T. Wilkins	48	Executive Vice President, Corporate Administration
Dianne M. Lyons	48	Vice President and Chief Financial Officer
David E. Conner	53	Vice President and Chief Claims Officer
Barrie W. Ernst	57	Vice President and Chief Investment Officer
Michael J. Sheeley	51	Vice President and Chief Operating Officer, United Life Insurance Company
Neal R. Scharmer	55	Vice President, General Counsel and Corporate Secretary

The business experience of Randy A. Ramlo is set forth on page 19 under the caption *Continuing Directors Not Up For Election*.

Michael T. Wilkins became our Executive Vice President, Corporate Administration, in May 2007. He was our Senior Vice President, Corporate Administration, from May 2004 until May 2007, our Vice President, Corporate Administration, from August 2002 until May 2004 and the resident Vice President in our Lincoln regional office from 1998 until 2002. Prior to 1998, Mr. Wilkins held various other positions within our Company since joining us in 1985.

Dianne M. Lyons was appointed Chief Financial Officer in May 2006. She was appointed Vice President in May 2003 and served as our Controller from 1999 until May 2006. Ms. Lyons has been employed by us in the accounting department since 1983.

David E. Conner was appointed our Vice President and Chief Claims Officer, effective January 1, 2005. Mr. Conner has served in various capacities within our claims department, including claims manager and Assistant Vice President, since joining us in 1998. Prior to joining us, Mr. Conner had more than 16 years of claims experience in the insurance industry.

Barrie W. Ernst is our Vice President and Chief Investment Officer. He joined us in August 2002. Previously, Mr. Ernst served as Senior Vice President of SCI Financial Group, Cedar Rapids, Iowa, where he worked from 1980 to 2002. SCI Financial Group was a regional financial services firm providing brokerage, insurance and related services to its clients.

Michael J. Sheeley was named Vice President and Chief Operating Officer of our life insurance subsidiary, United Life Insurance Company, in March 2011 after serving as Personal Lines Underwriting Manager from 1991 to 2011. Since joining us in 1985, Mr. Sheeley has served us in several capacities including as Commercial Underwriting Manager, Claims Supervisor and Commercial Underwriter.

Neal R. Scharmer was appointed our Vice President and General Counsel in May 2001 and Corporate Secretary in May 2006. He joined us in 1995.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of our Board of Directors is responsible for developing the philosophy and structure of compensation for, and recommending to the Board of Directors the compensation of, our named executive officers and other executive officers.

Executive Overview

2011 was a significant year for us and the industry, as devastating catastrophes made 2011 one of the costliest on record for the insurance industry. We were affected by losses in both our direct and assumed books of business that negatively impacted our year-end earnings results. Although the overall economy, the insurance market and the financial markets continue to present challenges, late in 2011 we experienced rate increases across nearly all lines of business and we saw some positive signs in both the overall economy and the insurance industry.

During 2011, we took steps to improve and tighten our underwriting based on our catastrophe experiences, strengthen our internal analysis, and update the models we employ. Furthermore, we enhanced our focus on our capital management strategy, by continuing to repurchase our shares and by establishing a new credit facility that will allow us to reduce our cash position.

Changes During 2011

Acquisition of Mercer Insurance Group, Inc.

On March 28, 2011, we completed the acquisition of Mercer Insurance Group, Inc. ("Mercer"), which expanded our business into the Mid-Atlantic and West Coast markets. With the exception of Arizona, there is no overlap between the agency networks of our Company and Mercer, as Mercer primarily markets in six Western and Mid-Atlantic states in which United Fire Group, Inc. has no appointed property and casualty agencies. The acquisition increased our independent agencies to over 1,200. We financed the approximately $191 million transaction using a combination of a $50.0 million line of credit (the "Line of Credit") with Bankers Trust Company, a $30 million Federal Home Loan Bank loan and cash on hand.

The completion of the transaction marked an important milestone for us. The transaction not only expanded our market territory, but it also significantly expanded our resources to better serve our policyholders and agents by offering additional products and services. The acquisition diversified our exposure to weather and other catastrophe risks across our geographic markets. The diversified risk, the similarity between the cultures of the companies and the companies' shared focus on underwriting profitability will enable us to continued to seek strong, consistent results for our shareholders.

Capital Management

We enhanced our focus on capital management. In the first quarter of 2011, we entered into the Line of Credit. We used this entire Line of Credit to assist in financing the Mercer acquisition. In the third quarter, we entered into a $100 million credit agreement with a syndicate of financial institutions (the "Credit Facility"), with KeyBank National Association as the administrative agent. We used $45 million of the Credit Facility and cash on hand to repay the Federal Home Loan Bank loan and retire and terminate the Line of Credit. After Financial Pacific Insurance Group's recent redemption of its trust preferred securities during the first quarter of 2012, the $45 million borrowed on the Credit Facility is now our only debt. Using the Credit Facility will allow us to reduce our cash position and use our cash to create more value for shareholders.

Compensation

In order to provide for a more comprehensive view of marketplace compensation practices, during 2011 our Compensation Committee used competitive peer group data to assist it in its executive compensation review and deliberations. The Compensation Committee honed its focus on compensation of the company's named executive officers following the 94 percent shareholder approval of the compensation described in our 2011 proxy statement. The committee did not implement significant changes to our compensation program, but it studied the results of the vote carefully in order to assure that the compensation program continues to meet shareholder approval.

Two of our named executive officers, Michael W. Wilkins, Executive Vice President, and Dianne M. Lyons, Vice President, Chief Financial Officer and principal financial officer, were and will continue to be, instrumental in the process of acquiring Mercer and integrating Mercer into our Company. Mr. Wilkins was assigned to lead the integration process and Ms. Lyons was responsible for all financial aspects of the process. Both executives were closely involved in the acquisition process. When establishing compensation for Mr. Wilkins and Ms. Lyons, the Compensation Committee considered their respective roles and duties in the acquisition and integration of Mercer.

We modified our flexible benefit credits program, eliminating the service credit portion of the flexible benefit credit. Instead of a service credit, all employees, including the named executive officers, received a one-time adjustment to their base salary for 2011 equal to what the service credit portion of their flexible benefit credits would have been. Although the basic credit portion of the flexible benefit credits program remained unchanged for 2011, the program will be phased out entirely over the next two years. For the 2012 benefit year, employees received basic credits equal to one half of what they would have received under the old benefit calculation. For the 2013 benefit year, employees will receive no basic credits. Management is reviewing alternatives to lessen the impact to employees from the loss of these credits.

Changes Beginning in 2012

Creation of the Holding Company

On January 24, 2012, our shareholders approved our reorganization into a holding company structure, with United Fire Group, Inc. replacing United Fire & Casualty Company as the publicly held corporation. United Fire & Casualty Company is now a wholly owned subsidiary of United Fire Group, Inc. In addition to creating a more streamlined corporate structure, we took advantage of the reorganization to enhance shareholder rights by lowering the percentage of shareholders required to approve the merger or sale of all, or substantially all, company assets and to call a special meeting of shareholders.

Compensation

The Board of Directors adopted a written version of the unwritten plan used to allocate equity interests to certain of our executive officers, including the named executive officers. The Board of Directors also adopted a restated version of our annual incentive plan. The restated version clarified certain provisions of the plan, but did not make any substantive changes to the annual incentive plan. The Company continues to phase out its flexible benefit credits program.

Consideration of Say-on-Pay Results

Following the annual meeting of shareholders held on May 18, 2011, the Compensation Committee carefully considered the results of the advisory, non-binding shareholder vote on the "say-on-pay" proposal regarding the compensation of our named executive officers. Because 94 percent of our shareholders voting on the "say-on-pay" proposal approved the compensation of our named executive officers as described in our 2011 proxy statement, the Compensation Committee did not implement significant changes to our compensation programs as a result of the shareholder advisory vote.

Our Named Executive Officers

Our named executive officers are: Randy A. Ramlo, President, Chief Executive Officer and principal executive officer; Dianne M. Lyons, Vice President, Chief Financial Officer and principal financial officer; Michael T. Wilkins, Executive Vice President; Barrie W. Ernst, Vice President and Chief Investment Officer; and Neal R. Scharmer, Vice President, General Counsel and Corporate Secretary.

Compensation and Benefits Philosophy

Compensation arrangements for our named executive officers are designed to attract and retain qualified individuals, assure that compensation of our named executive officers is fair, reasonable and competitive with our industry peers, and provide incentive opportunities for our named executive officers that are tied to executing a sound business strategy and increasing shareholder value.

The Compensation Committee Charter governs the Compensation Committee's activities and sets forth its responsibilities. Some key features of that charter include:

- The Compensation Committee must be composed of only independent directors, with a minimum of three members.

- The Compensation Committee must conduct at least two meetings each calendar year.

- The Compensation Committee has the resources and authority to retain and compensate any outside counsel, expert, consultant or advisor it deems appropriate and necessary.

The responsibilities and functions of the Compensation Committee that relate to compensation of the named executive officers and our independent directors are as follows:

- Annually review and recommend to the Board of Directors for approval the salaries, incentive awards and other compensation for all of our named executive officers.

- Review and discuss with management the information reported in the Compensation Discussion and Analysis section of the Company's proxy statement, and based on the review and discussions recommend to the Board of Directors that it be included in the proxy statement for our annual meeting and incorporated by reference in our Annual Report on Form 10-K.

- Prepare and approve the Compensation Committee Report for inclusion in the proxy statement for our annual meeting.

- Approve and grant, or recommend to the Board of Directors the approval and granting of stock options, restricted stock, and other types of equity-based compensation in accordance with the terms of our equity-based compensation plans.

- Periodically review, evaluate and report to the Board of Directors concerning the competitiveness of our compensation programs for the named executive officers.

- Annually evaluate the Compensation Committee Charter and the Compensation Committee's performance and make such reports to the Board of Directors as it deems warranted.

When determining compensation levels for our named executive officers, the Compensation Committee considers the following principles:

- *Performance*. We strive to reward performance of our named executive officers by linking compensation to Company performance, the individual's performance and contribution to Company performance, and where applicable, business unit performance. The Compensation Committee and Board of Directors believe that tying each named executive officer's compensation to performance indicators aligns the Company's objectives with the personal interests of our named executive officers.

- *Fairness and Reasonableness*. We strive to provide compensation and benefit programs that are fair and that reasonably reward our named executive officers for their services.

- *Cost*. By designing compensation programs that are cost-effective and affordable, we strive to provide value to our shareholders.

Our Compensation Committee and Board of Directors use a comprehensive approach to determining the compensation of our named executive officers and consider both currently-paid compensation and long-term incentive compensation to be necessary compensation tools. Currently-paid compensation, coupled with long-term incentives, provides the Compensation Committee and the Board of Directors the flexibility necessary to design compensation for our executive officers that they consider to be fair and appropriate.

The Compensation Committee uses Compensation Resources, Inc. ("CRI") as an independent compensation consultant to assist it in analyzing our peer groups and benchmarking the compensation of our named executive officers. The Compensation Committee used CRI's market study update to assist it in setting 2011 salaries for our named executive officers. As described below, CRI's market study update used both peer group data and published survey data.

To determine compensation of our named executive officers for 2011, we used a peer group of companies that represents our consolidated operations. To be included in a peer group, companies met the following criteria:

- Industry group - insurance carriers and Property & Casualty Insurance

- Geographic location - national

- Assets - near $2.7 billion (consolidated group), and near $1.2 billion (life insurance segment)

- Premium - near $600 million (property and casualty insurance segment), and near $100 million (life insurance segment)

The 2011 peer group for our consolidated insurance operations consisted of the following thirteen companies:

- Affirmative Ins. Holdings, Inc.
- American Physicians Capital
- Baldwin & Lyons Inc.
- CNA Surety Corp
- EMC Insurance Group Inc.
- Employers Holdings Inc.
- Hilltop Holdings Inc.
- Horace Mann Educators Corporation
- Meadowbrook Insurance Group Inc.
- National Interstate Corp

- RLI Corporation
- Selective Insurance Group Inc.
- State Auto Financial Corporation

In addition to peer group data, the CRI study also utilized data from the following eight published salary surveys:

- *Benchmark Database Executive*[©]; William M. Mercer

- *Executive Assessor*[©]; Economic Research Institute (ERI)

- *Executive Compensation Report - Insurance Industry*; Confidential Data Source

- *Executive Compensation Survey*; Confidential Data Source

- *Executive Compensation Report;* Property Casualty Insurers;(PCI)

- *Salary Budget Survey*; WorldatWork

- *Salary Survey*[©]; National Association of Mutual Insurance Companies (NAMIC)

- *Survey Report on Insurance Industry Management Personnel Compensation* [©]; Watson Wyatt

CRI's market study update compared compensation of our named executive officers to a market consensus base salary at or near the 50th percentile of executive officers of companies within our peer group by weighting peer data to published survey data at a ratio of 2 to 1. CRI placed a greater emphasis on peer data in relation to published survey data because it believes peer data is specific and more representative of the companies with which we compete for executive talent.

The Compensation Committee considered CRI's market study update as one of many factors used to determine overall compensation. Other factors considered by the Compensation Committee include our Company's performance for the year just ended, the cost of living and quality of life in the geographical areas in which the executive is located, the executive's experience level, the responsibilities of the executive's position, our employee-friendly culture, our existing compensation structure, and disparities in compensation between our named executive officers and all other employees.

The Compensation Committee determined that overall compensation of our named executive officers should be within a range of 75 percent to 100 percent of the 50th percentile of executive officers of our peer companies. As a result, for 2012, the Compensation Committee raised the base salaries of our named executive officers to place their salaries within that range.

We have no written employment contracts or severance agreements with any of our named executive officers. All of our named executive officers are "at-will" employees.

Risk Considerations

We believe that the design and objectives of our compensation program for named executive officers provides an appropriate balance of fixed compensation (base salary) and at-risk compensation (incentives). Total compensation of our named executive officers is intended to provide a balanced program that encourages the named executive officers to take appropriate risks aimed at improving Company performance and enhancing long-term shareholder value, while avoiding inappropriate risks. In this regard, our compensation program for named executive officers includes, among other things, the following design features:

- A balanced mix of cash-based and equity-based compensation;

- Variable compensation based on a variety of key performance goals, including Company metrics, business unit metrics, where appropriate, and individual performance goals;

- A balanced mix of short-term and long-term incentives;

- Threshold performance levels that must be achieved to earn incentives;

- Maximum award limits for annual incentive awards and equity-based compensation;

- Time-based vesting requirements for equity-based compensation; and

- Stock ownership guidelines for named executive officers.

Elements of Compensation

We compensate our named executive officers using direct compensation and company-sponsored benefit plans. As direct compensation, we pay competitive base salaries, along with performance-based cash and equity awards, and flexible benefit credits. Company-sponsored benefit plans include health and welfare insurance plans and retirement plans. In addition, we provide certain perquisites to our named executive officers as discussed in this section of the proxy statement.

Direct Compensation

During 2011, direct compensation consisted of (a) base salary, (b) annual performance-based cash awards, (c) long-term equity-based awards, and (d) flexible benefit credits. We pay these elements of direct compensation because we believe each of the following to be true:

- A fair, reasonable and competitive base salary is essential to attract and retain strong management.

- Annual performance-based cash awards recognize and reward both individual achievement and the named executive officer's role in overall Company performance.

- Equity-based compensation helps our named executive officers to "think like owners" and, therefore, aligns their interests with those of our shareholders.

- Flexible benefit credits, which we are phasing out, allow our named executive officers to select benefits that correspond to their individual needs and preferences.

Base Salary

We establish base salary to recruit and retain experienced executives who can help us achieve our business goals. We determine a named executive officer's initial base salary by considering a variety of factors, including the executive's experience level, the responsibilities of the executive's position, our existing compensation structure, compensation levels at peer companies, the cost of living and quality of life in the geographical area in which the executive is located and our employee-friendly culture. In addition, to determine increases in base salary, we consider individual and Company performance, pertinent experience with us, scope of responsibility and changes in our competitive marketplace. For 2011, the base salary increases for all of our named executive officers were influenced by increased workload and responsibilities related to the acquisition of Mercer Insurance Group and a one-time salary adjustment given to all employees due to the loss of service credits under our flexible benefit credits program.

- *Randy A. Ramlo* - In establishing Mr. Ramlo's base salary for 2011, the Compensation Committee considered the following factors when assessing his performance as CEO:

  - Mr. Ramlo's performance against his goals and objectives for 2010, which included the following: attaining specified targets relating to return on equity, written premium levels, loss adjustment expenses, underwriting expense ratio, combined ratio, and average agency premium size; reserving processes; service center business; loss control; life company products and performance, including with respect to premiums, net income and return on equity; predictive modeling; catastrophe exposure; and the Company's acquisition of Mercer Insurance Group;

  - Factors that could hinder the achievement of Mr. Ramlo's goals, including the continuing soft market conditions within the insurance industry, the extraordinary cost associated the acquisition of Mercer Insurance Group, the weak investment market environment, and the continuing loss development related to Hurricane Katrina in 2005, which predated Mr. Ramlo's tenure as CEO;

  - The Company's performance relative to the insurance industry, with an emphasis on the performance of our peer companies; and

  - Mr. Ramlo's overall performance as our President and Chief Executive Officer.

  The Compensation Committee also considered CRI's market study update, the Committee's general understanding of current compensation practices and Mr. Ramlo's promotion from within our organization, which resulted in his initial base salary being substantially below his peers. Based on its overall assessment, the Compensation Committee recommended, and the Board of Directors approved, an increase in Mr. Ramlo's 2011 base salary to $484,138, a 19.5 percent increase over 2010.

  The Chairman of the Compensation Committee, the Chairman of the Board of Directors and the Chairman of the Nominating & Governance Committee meet individually and as a group with Mr. Ramlo throughout the year to discuss his progress towards his goals and his overall performance. They also conduct a formal annual review of Mr. Ramlo's performance.

- *Other Named Executive Officers* - Mr. Ramlo evaluated the individual performance of, and the contributions made toward achieving the Company's business objectives by, the other named executive officers. He presented his report and salary recommendations to the Compensation Committee. The Compensation Committee considered Mr. Ramlo's assessments and recommendations along with its own evaluations to determine the compensation for these named executive officers to be recommended to the Board of Directors.

  - *Dianne M. Lyons* - Mr. Ramlo and the Compensation Committee based their evaluation of Ms. Lyons on the following performance and experience criteria: timeliness and accuracy of financial reporting; the number and materiality of audit recommendations; the quality and efficiency of internal controls; growth and development in her role as Chief Financial Officer; her duties related to reporting under the Securities Exchange Act of 1934; her duties related to the acquisition of Mercer Insurance Group, particularly related to handling financing of the acquisition and the integration of the two companies' accounting functions; and her duties as liaison to our institutional investors and the investment community.

    Based upon Mr. Ramlo's report, its overall assessment of Ms. Lyons' performance, CRI's market study update, the Compensation Committee's general understanding of current compensation practices, and her promotion from within our organization, which resulted in her initial base salary substantially being below her peers, the Compensation Committee recommended, and the Board of Directors approved, an increase in Ms. Lyons' 2011 base salary to $289,138, a 12.9 percent increase over 2010.

  - *Michael T. Wilkins* - Mr. Ramlo and the Compensation Committee based their evaluation of Mr.

Wilkins on the following performance and experience criteria: personal lines underwriting experience; the implementation and quality of our reinsurance program in general and our catastrophe coverage in particular, including pricing negotiations; handling of our assumed reinsurance program; evaluation and analysis of our catastrophe exposure; management of our product development and rate setting functions; maintaining industry competitiveness through the use of information technology and web-based applications; the efficiency of our information technology operations; his duties as integration leader related to the acquisition of Mercer Insurance Group; and growth and development in his role as Executive Vice President.

Based upon Mr. Ramlo's report, its overall assessment of Mr. Wilkins' performance, CRI's market study update, the Compensation Committee's general understanding of current compensation practices, and his promotion from within our organization, which resulted in his initial base salary being substantially below his peers, the Compensation Committee recommended, and the Board of Directors approved, an increase in Mr. Wilkins' 2011 base salary to $314,138, a 13.4 percent increase over 2010.

• *Barrie W. Ernst* - Mr. Ramlo and the Compensation Committee based their evaluation of Mr. Ernst on the following performance and experience criteria: management of our investment portfolio during challenging economic times; maintaining adequate return on investments and cash flow management to meet our ongoing financial obligations; maintaining a net yield on investments comparable to other insurance companies similar to us in size and business model; hiring and management of various outside investment firms, including those responsible for the investments of our defined benefit pension plan; and the ability to limit our exposure to below investment grade securities as identified by the National Association of Insurance Commissioners.

Based upon Mr. Ramlo's report, its overall assessment of Mr. Ernst's performance, CRI's market study update, and the Compensation Committee's general understanding of current compensation practices, the Compensation Committee recommended, and the Board of Directors approved, an increase in Mr. Ernst's 2011 base salary to $289,138, a 13.4 percent increase over 2010.

• *Neal R. Scharmer* - Mr. Ramlo and the Compensation Committee based their evaluation of Mr. Scharmer on the following performance and experience criteria: positive management and settlement of claims and other litigation, particularly as related to large or complex losses; negotiation and review of key vendor contracts; hiring and management of various outside legal counsel used by our Company; management of outside legal expenses incurred by our Company; and hiring, development and management of our in-house legal staff.

Based upon Mr. Ramlo's report, its overall assessment of Mr. Scharmer's performance, CRI's market study update, the Compensation Committee's general understanding of current compensation practices, the fact that certain general counsel functions are currently performed by outside counsel, and his promotion from within our organization, which resulted in his initial base salary substantially below his peers, the Compensation Committee recommended, and the Board of Directors approved, an increase in Mr. Scharmer's 2011 base salary to $203,773, a 14.2 percent increase over 2010.

The following table shows the 2011 base salary for each of our named executive officers and the 2011 market consensus compensation for our peer group, which is based on CRI's market study update.

Base Salary Compared to Market Consensus – 2011

Name and Principal Position	2011 Market Consensus Base Salary [1]		2011 Base Salary
Randy A. Ramlo – President/Chief Executive Officer	$	724,700	$ 484,138
Dianne M. Lyons – Vice President/Chief Financial Officer		377,700	289,138
Michael T. Wilkins – Executive Vice President		406,800	314,138
Barrie W. Ernst – Vice President/Chief Investment Officer		252,900	289,138
Neal R. Scharmer – Vice President/General Counsel/Corporate Secretary		262,560	203,773

(1)   50th percentile for named executive officers in our peer group.

Annual Performance-Based Cash Awards

We have an annual incentive plan that provides annual performance-based cash awards to all Company employees, including all named executive officers, who meet minimum year of service and hours of performance standards. This plan links a portion of each employee's annual compensation directly to performance. Our objective in using the annual incentive plan is to provide a strong financial incentive for all employees to achieve critical corporate and business unit goals. To determine the amount of performance-based cash awards for each named executive officer (except Mr. Ramlo), we measure three performance indicators, corporate return on equity ("ROE"), corporate loss ratio and department expense ratio. For Mr. Ramlo, we use two performance indicators, ROE and corporate revenue growth, as measured by our property and casualty insurance segment's direct premiums written. We weight each performance indicator and establish minimum, target and maximum levels of performance for each performance indicator, with increasingly higher awards for attaining increasingly higher performance. Each named executive officer can receive a performance-based cash award for each performance indicator. We pay no performance-based cash award for a performance indicator if the minimum level of performance for that indicator is not attained. Attaining the highest level of performance in each of all of the applicable indicators would result in a cash award of 48.0 percent of base salary for Mr. Ramlo and 30.0 percent of base salary for our other named executive officers.

The Compensation Committee chose ROE as an annual incentive plan performance indicator because it believes that ROE is a good overall measure for evaluating our operating performance and that the value of our common stock is closely related to ROE performance. Accordingly, the Compensation Committee believes that achieving ROE target levels should enhance our stock value and shareholder return. In determining whether we have achieved our ROE target goal, we calculate ROE based on after-tax consolidated earnings divided by average equity. We exclude the impact of net unrealized appreciation and depreciation from our ROE calculation so that our employees are not penalized or rewarded as a result of extraordinary fluctuations in the equity and fixed income markets.

The Compensation Committee chose corporate growth rate as an annual incentive plan performance indicator for Mr. Ramlo because growth is an important goal for us. The Compensation Committee believes that organizational growth is ultimately the responsibility of the CEO.

The Compensation Committee chose business unit loss ratio and cost center expense ratio as annual incentive plan performance indicators because it believes they are good measures of our underwriting performance and overall profitability. If we keep expenses in line with guidelines established for cost center expense ratio, the Compensation Committee believes that we are more likely to achieve profitability and value for our shareholders. In determining whether we have achieved our business unit targets, the loss ratio is calculated by dividing direct premiums earned by direct losses incurred plus direct allocated loss settlement expenses paid. The cost center expense ratio by direct expenses expressed as a percentage of direct written premiums.

The following table shows the 2011 performance goals for each performance indicator and the actual results for each performance indicator and relative weightings. Payments to named executive officers under our annual incentive

37

plan were made in March 2012 for performance during 2011 and are reported in the Summary Compensation Table - 2011 on page 44 of this proxy statement under the "Non-Equity Incentive Plan Compensation" column.

Annual Incentive Plan – 2011

Performance Indicators	2011 Plan Goals			2011 Annual Incentive Plan Actual Results (%)	Potential Percentage of Total Incentive Plan Award to Executive (%)
	Threshold (%)	Target (%)	Maximum (%)		
Chief Executive Officer:					
Return on Equity	8.00%	12.00%	16.00%	0.00%	75.00%
Corporate Growth Rate	2.50	5.00	7.50	33.32	25.00
Other Named Executive Officers:					
Return on Equity	8.00%	12.00%	16.00%	0.00%	60.00%
Business Unit Loss Ratio	60.00	52.50	45.00	64.44	20.00
Cost Center Expense Ratio	3.00	2.50	2.00	2.81	20.00

Discretionary Performance-Based Cash Awards

At its discretion, and based on a recommendation of the Compensation Committee, the Board of Directors may award discretionary performance-based cash awards that are not tied to a specific executive compensation plan. The amount and timing of any awards is solely at the discretion of the Board of Directors. In 2011, the Board of Directors did not award any discretionary performance-based cash awards to the named executive officers.

Long-Term Equity Based Awards

The Company has an equity compensation program for our executive officers, including our named executive officers. The program utilizes our 2008 Stock Plan, approved by the shareholders in May 2008, which permits the issuance of both restricted stock and stock options, among other forms of equity compensation. The Compensation Committee believes that providing a balance of restricted stock and stock options is beneficial to us and our shareholders. The Board of Directors grants stock options and restricted stock to our named executive officers to retain those executives and to provide compensation that encourages those executives to increase shareholder value. The expense related to stock option and restricted stock awards is recognized in our Consolidated Financial Statements over the five years following the grant date of the award.

The size of awards granted to named executive officers under our equity compensation program is initially tied to each executive's base salary. Under the equity compensation program, our named executive officers are assigned to one of three "tiers." Each participant within each tier receives a proportionate share of the pool of equity awards designated annually. The size of the pool is adjusted based on our prior year's return on equity, so that in a year when prior-year results exceed targets, our named executive officers receive higher annual incentive awards and more equity, and in a year when prior-year results attain lower targets or fail to reach the threshold target, the awards are reduced or eliminated. The Compensation Committee and the Board of Directors have authority to make discretionary awards to our executive officers, including our named executive officers. During 2011, no discretionary awards were made to our named executive officers under the 2008 Stock Plan.

Flexible Benefit Credits

During 2011, we maintained a flexible benefit credits program for all of our employees, including our named executive officers. Under this program, we allocated flexible benefit credits to each employee based on a formula that considered length of service with us (service credits) and base salary (basic credits) to arrive at each employee's total amount of flexible benefit credits. We eliminated service credits beginning with the 2011 plan year. To offset this change, all employees, including our named executive officers, received a one-time adjustment to their 2011 base salary equal to what their service credit would have been for that year. In 2011, we began phasing out the basic credit portion of the flexible benefit credits program. For the 2012 benefit year, employees received basic credits equal to one half of what they would have received under the old benefit calculation. For the 2013 benefit year, employees will receive no basic credits. Management is reviewing options to lessen the impact to employees from the loss of these credits.

Before the end of 2011, employees determined how to "spend" their flexible benefit credits for the 2012 benefit year. Employees allocated their credits among a variety of benefits, including supplemental life insurance, medical insurance, dental insurance, dependent life insurance, and up to one week of paid time off. If the flexible benefit credits allocated to an individual employee were not enough to cover the employee's selected benefits, the difference will be deducted from the employee's base salary. If an employee had excess flexible benefit credits available after making the employee's benefit elections, the employee elected to take the excess credits as direct cash compensation or contribute cash to our 401(k) plan.

This program gives each employee the opportunity to select the medical and other insurance options that meets the employee's individual needs and preferences. Under the program, each employee may choose between three company-sponsored medical plan options or may waive medical coverage. If an employee waives medical coverage, we reduce that employee's flexible benefit credits.

Company-Sponsored Benefit Plans

We believe the insurance and retirement benefit plans we sponsor are an important part of fair and reasonable compensation for all of our employees, including our named executive officers. We design these benefit plans to attract and retain a strong employee base, to provide a measure of financial security for our employees and to assist our employees in providing for their own financial security in a manner that recognizes individual needs and preferences. We also provide these programs because we believe that employees who have a plan for health and financial security are better employees. We apply these programs equally to all employees. Our benefit plans consist of an insurance plan that provides health, vision, dental, disability and basic term life insurance coverage, and various retirement plans. These benefit plans are described below.

Insurance Plans

Our insurance package includes health, vision, dental, disability and basic term life insurance coverage. Named executive officers participate in these benefits on the same basis as all of our other employees. These plans permit our employees to establish flexible spending accounts, up to statutorily prescribed maximum contribution amounts, to pay for qualifying unreimbursed medical and dependent care expenses. We offer our employees a high deductible health insurance coverage option that allows them to establish a health savings account for the payment of deductibles and qualifying unreimbursed expenses. Employees can use their flexible benefit credits as discussed above to tailor their insurance coverage to meet their individual financial security goals and needs.

We use a schedule to provide basic term life benefits to each full-time employee based on that employee's salary, with a maximum amount of $250,000 of coverage for employees with salaries in excess of $200,000.

We provide both short-term and long-term disability benefits to all of our employees. Employees are eligible to participate in our short-term disability program after one-half year of continuous employment. Benefits accrue under our short-term disability plan based on the number of years of service with us and then are calculated as a percentage of base salary. Short-term disability benefits terminate after six months.

Employees with one year of continuous service are eligible for our long-term disability program. Benefits under this program begin once an employee has been totally disabled for a period of six months. Benefits are calculated as a percentage of base salary. Employment with us terminates when an employee begins receiving long-term disability benefits.

Retirement Plans

We provide retirement benefits to all of our employees, including named executive officers, through tax qualified retirement plans. In addition, certain officers, including our named executive officers, are eligible to participate in a non-qualified deferred compensation plan. Benefit plan levels under all of the Company sponsored retirement plans are not tied to Company, business unit, or individual performance.

> *Defined Benefit Pension Plan*. Our pension plan is a qualified defined benefit pension plan intended to supplement our employees' retirement income and provide a measure of financial security in retirement.

> *Self-Funded 401(k) Investment Plan*. We sponsor a 401(k) plan that allows all our employees, including named executive officers, to make pre-tax contributions, up to statutorily allowed maximums, to an individual 401(k) retirement account and/or to make after-tax contributions to a Roth 401(k) retirement account. Our 401(k) plan offers a variety of investment options, including investment in our stock. Our 401(k) plan allows us to make discretionary contributions to the plan. Because we maintain and fund the defined benefit pension plan, we make no discretionary contributions to the 401(k) plan and we do not match employees' contributions to the 401(k) plan.

> *Deferred Compensation Plan*. We maintain a non-qualified deferred compensation plan for certain officers, including our named executive officers. We use this plan to provide eligible executives the opportunity to plan and supplement their retirement income by deferring receipt of part of their base salary and/or annual performance-based cash award. We hold the amounts deferred by an executive in a separate account for the benefit of that executive.

> *Employee Stock Ownership Plan*. We established the United Fire Group, Inc. Employee Stock Ownership Plan (the "ESOP") so employees could share in our growth and prosperity. This plan does not permit employee contributions. We make contributions to this plan from time to time at the discretion of management. The plan allocates contributions to plan participants on a basis determined by base salary level. All employees, including named executive officers, automatically participate in this plan when they reach age 21, complete one year of service and meet minimum hourly service requirements. Newly eligible participants begin participation on the next January 1 or July 1 following eligibility. Participants are 100 percent vested in the ESOP plan after completing three years of eligible service. Because employees must be participants in this plan for three years to be fully vested, we believe this plan provides additional incentive to employees to remain with us.

> *Employee Stock Purchase Plan*. The employee stock purchase plan is a non-qualified plan that allows all our employees, including named executive officers, to purchase shares of our common stock through periodic payroll deductions of $10 or more per pay period. Plan participants can also make optional cash contributions of $10 or more in any given month to purchase additional shares. We maintain this plan to provide an opportunity for employees to invest in our stock. We believe that employees who own our stock will be more likely to execute our business strategies to achieve shareholder value.

Perquisites

We do not rely upon perquisites as a method of providing significant compensation to any of our employees, preferring instead to use direct compensation and benefit plans. We provide only those perquisites that are related to our business or that we believe are necessary to attract and retain key executive personnel.

For security reasons, our Board of Directors requires Mr. Ramlo to use our corporate aircraft for business travel whenever it is practical to do so. We expect our other named executive officers to use our corporate aircraft for business travel whenever it is reasonable to do so. During 2011, we permitted Mr. Ramlo and his family to use our corporate aircraft for personal travel. Under Internal Revenue Service regulations, we report the value of Mr. Ramlo's personal use of the corporate aircraft as ordinary income. We increased Mr. Ramlo's cash compensation to pay the income taxes associated with his personal aircraft usage.

During 2011, we paid the monthly country club dues for Mr. Ramlo, Ms. Lyons, Mr. Wilkins and Mr. Ernst. We provided this benefit to these named executive officers because they used the country club for business entertainment on our behalf.

The Annual Compensation Process

Role of Management

Our Chief Executive Officer has a key role in determining compensation levels for all named executive officers other than his own. He directs the collection and compilation of data for consideration by the Compensation Committee. Guided by the principles discussed under *Compensation and Benefits Philosophy*, our Chief Executive Officer:

- Identifies appropriate performance measures and recommends to the Compensation Committee performance targets to determine annual and long-term incentive awards;

- Develops compensation guidelines for each named executive officer position;

- Annually recommends to the Compensation Committee the base salary and long-term incentive awards for each executive position; and

- Briefs each named executive officer on the performance goals and stock ownership guidelines established for that executive's position.

Role of the Compensation Committee and the Board of Directors

The Compensation Committee and the Board of Directors refer to the principles discussed under *Compensation and Benefits Philosophy* to guide them in determining and implementing compensation programs for our named executive officers. For named executive officers other than our Chief Executive Officer, the Compensation Committee receives and reviews Mr. Ramlo's recommendation as described above and makes recommendations to the full Board of Directors. The full Board of Directors then acts on these recommendations to set the compensation of our named executive officers.

The Compensation Committee and the Board of Directors take the following steps to approve the compensation of our Chief Executive Officer:

- The Compensation Committee, with the occasional assistance of CRI, identifies appropriate performance measures.

- The Compensation Committee considers the various components of compensation discussed under the headings *Compensation and Benefits Philosophy* and *Base Salary*, above, and reviews data provided by CRI's market study and updates. Based on that consideration and review, it annually recommends to the Board of Directors the base salary and long-term incentive awards for our Chief Executive Officer.

- The Board of Directors reviews and considers the proposals of the Compensation Committee and makes its final determination based on what it believes to be in the best interests of the Company and our shareholders.

Role of Independent Consultants

Under its charter, the Compensation Committee has the authority to employ the services of outside advisors to assist in carrying out its duties. During 2011, the Compensation Committee engaged CRI to advise it on executive compensation matters for named executive officers. During 2011, CRI provided services related to named executive officer compensation and reported directly to the Compensation Committee. Management did not participate in the selection process or recommend CRI, and management does not participate in specific matters assigned to CRI by the Compensation Committee. Although particular assignments may vary, compensation consultant engagements by the Compensation Committee have generally included:

- Reviewing and advising on all principal aspects of compensation for named executive officers and non-employee director compensation, including base salaries, equity awards and annual incentive plan awards for named executive officers, and cash compensation and equity awards for non-employee directors.

- Reviewing and advising on target performance payout levels and the design of our annual incentive plan as requested by the Compensation Committee.

- Providing advice on compensation matters for named executive officers and non-employee directors as requested by the Compensation Committee.

- Reviewing and advising on the equity compensation program and the 2008 Stock Plan.

The Compensation Committee engaged CRI during 2011 to assist it in developing peer groups and to advise the Compensation Committee generally on compensation matters related to our named executive officers.

CRI also assists our human resources department with, among other things, structuring various compensation programs that are available to all of our employees. To maintain independence, during 2011, the CRI employee who provided services to the Compensation Committee did not provide any other services to us or our human resources department. Furthermore, the Compensation Committee requires the following:

- The individual who provides consulting services to the Compensation Committee shall not provide any other services to us.

- The individual who provides services to the Compensation Committee shall report only to the committee, shall not provide reports to our human resources department or to management, and shall not meet with our human resources department or management.

- The individual who provides services to the Compensation Committee shall keep confidential and separate from management all information provided by or to the Compensation Committee.

The fees charged by CRI for work done on behalf of our human resources department during 2011 did not rise to the level requiring disclosure under Item 407(e)(3)(iii) of Regulation S-K of the Exchange Act, as amended.

Named Executive Officers as Shareholders

We believe that ownership of our common stock by our executive officers, including our named executive officers, promotes the alignment of their interests with those of our Company and our shareholders. A Board of Directors policy sets forth guidelines for stock ownership by certain of our executive officers, including our named executive officers. These guidelines include target levels of stock ownership for each covered executive officer. The goal of these guidelines is to have our executive officers, including our named executive officers hold a meaningful stake in our Company.

The following table shows the target number of shares to be owned by each named executive officer and each named executive officer's share ownership as of the record date.

Name	Tier [1]	Target Number of Shares of Common Stock to be Held [2]	Number of Shares of Common Stock Held at Record Date	Target Date Shares are to be Held by
Randy A. Ramlo	3	24,063	16,941	December 31, 2012
Dianne M. Lyons	2	11,602	9,699	December 31, 2012
Michael T. Wilkins	2	12,375	12,754 [3]	December 31, 2012
Barrie W. Ernst	1	8,319	11,284	December 31, 2012
Neal R. Scharmer	1	5,523	4,424	December 31, 2012

(1) Equity ownership targets for Mr. Ramlo as a Tier 3 executive were calculated as the number of shares equal to two times his base salary on January 1, 2008 divided by the closing price of our common stock on January 1, 2008. Equity ownership targets for named executive officers in Tier 2 were calculated as the number of shares equal to one and one half times their base salary on January 1, 2008 divided by the closing price of our common stock on January 1, 2008. Equity ownership targets for executive officers in Tier 1 were calculated as the number shares equal to their base salary on January 1, 2008 divided by the closing price of our common stock on January 1, 2008.

(2) Shares held either directly or indirectly and any shares of restricted stock (whether vested or unvested) held by the named executive officer are counted toward the target number of shares. Any unexercised stock options (whether vested or unvested) held by the named executive officer are not counted toward the target number of shares.

(3) The number of shares reported in this table as beneficially held by Mr. Wilkins excludes 202,058 shares held by the United Fire Group, Inc. Pension Plan and 224,723 shares held by our employee stock ownership plan. As co-trustee of these two employee benefit plans, shares held by these plans are attributed to Mr. Wilkins in accordance with SEC beneficial ownership rules. Mr. Wilkins disclaims beneficial ownership of any shares held by these two plans that are not specifically allocated for his benefit.

REPORT OF THE COMPENSATION COMMITTEE

March 2012

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's annual proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

Compensation Committee
Frank S. Wilkinson Jr., Chair
Christopher R. Drahozal
Casey D. Mahon
James W. Noyce
Michael W. Phillips
Mary K. Quass

Summary Compensation Table – 2011

Name and Principal Position	Year	Salary ($)	Bonus ($) [1]	Stock Awards ($)	Option Awards ($) [2][3]	Non-Equity Incentive Plan Compensation ($) [4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [5]	All Other Compensation ($) [6]	Total ($)
Randy A. Ramlo	2011	$ 484,138	$ —	$150,394	$160,336	$ 48,414	$ 9,237	$ 15,504	$ 868,023
President / Chief Executive Officer	2010	405,000	40,000	—	32,636	72,900	10,660	21,489	582,685
	2009	400,000	—	—	—	—	13,109	9,882	422,991
Dianne M. Lyons	2011	289,138	—	73,533	78,402	8,674	14,710	3,933	468,390
Vice President / Chief Financial Officer	2010	255,500	30,000	—	32,636	38,325	15,337	8,203	380,001
	2009	250,000	—	—	—	12,500	15,008	8,310	285,818
Michael T. Wilkins	2011	314,138	—	79,983	85,275	9,424	10,609	3,933	503,362
Executive Vice President	2010	276,000	30,000	—	32,636	41,400	11,309	8,203	399,548
	2009	270,000	—	—	—	13,500	12,112	8,310	303,922
Barrie W. Ernst	2011	289,138	—	55,746	61,333	8,374	6,645	3,933	425,169
Vice President / Chief Investment Officer	2010	255,000	—	—	32,636	38,250	5,789	9,236	340,911
	2009	250,000	—	—	—	12,500	4,844	8,310	275,654
Neal R. Scharmer	2011	203,773	—	40,546	45,480	—	6,440	3,701	299,940
Vice President / General Counsel /	2010	177,500	—	—	32,636	21,300	5,235	7,570	244,241
Corporate Secretary	2009	172,500	—	—	—	—	4,952	7,455	184,907

(1) Amounts in this column for 2010 represent discretionary bonuses received by the named executive officers based on performance related to the acquisition of Mercer Insurance Group, Inc.

(2) Amounts in this column represent the aggregate grant date fair value for options issued during 2011, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation - Stock Compensation. To calculate these amounts we use the Black-Scholes option pricing model. This model estimates the fair value of traded options, which have different characteristics than employee stock options. Changes to the subjective assumptions used in the model can result in materially different fair value estimates. For a discussion of valuation assumptions used, see Note 9 to the Consolidated Financial Statements included in our Company's Annual Report on Form 10-K for the year ended December 31, 2011.

(3) Option awards represented in this column vest 20 percent each year for five years beginning with the first anniversary of the grant date; unvested options are subject to forfeiture until vested.

(4) All employees are eligible to participate in our annual performance-based cash award plan if they (a) have worked for us for at least twelve months, (b) have 1,000 hours of service during the calendar year and (c) are in our employ at the time the cash awards for that year are paid. Employees who otherwise would be eligible to participate who retire during the calendar year receive payments under this plan prorated to the date of their retirement. The amounts shown in this column are those amounts earned by the executive for the year shown. These amounts were determined and paid in the subsequent year. For example, any non-equity incentive plan awards shown for 2011 were earned in 2011, but determined and paid in 2012.

(5) The 2011 amount in this column for Mr. Ramlo represents $8,336 in accrued pension benefit and $901 in above market deferred compensation earnings. The 2011 amount in this column for Ms. Lyons represents $14,321 in accrued pension benefit and $389 in above market deferred compensation earnings. The 2011 amount in this column for Mr. Ernst represents $4,455 in accrued pension benefit and $2,190 in above market deferred compensation earnings. Because they do not participate in our deferred compensation plan, the amounts in this column for Messrs. Wilkins and Scharmer represent only accrued pension benefit.

(6) See the "All Other Compensation Detail" table on the following page.

The following table provides a detailed breakdown of the "All Other Compensation" figures appearing in the Summary Compensation Table – 2011.

All Other Compensation Detail – 2011

| | Year | Perquisites and Personal Benefits [1] | | | Other Compensation | | | |
		Country Club Membership ($) [2]	Personal Travel on Company Aircraft ($)	Tax Gross-ups ($)	Flexible Benefit Credits ($)	ESOP Allocation ($)	Life Insurance Premiums ($)	Total ($)
Randy A. Ramlo	2011	$ 8,391	$ 2,610	$ 570	$ 2,544	$ 1,089	$ 300	$ 15,504
	2010	3,537	6,670	3,079	7,273	630	300	21,489
	2009	—	—	1,572	7,092	918	300	9,882
Dianne M. Lyons	2011		—	—	2,544	1,089	300	3,933
	2010	—	—	—	7,273	630	300	8,203
	2009	—	—	—	7,092	918	300	8,310
Michael T. Wilkins	2011		—	—	2,544	1,089	300	3,933
	2010	—	—	—	7,273	630	300	8,203
	2009	—	—	—	7,092	918	300	8,310
Barrie W. Ernst	2011		—	—	2,544	1,089	300	3,933
	2010	—	—	1,033	7,273	630	300	9,236
	2009	—	—	—	7,092	918	300	8,310
Neal R. Scharmer	2011	—	—	—	2,544	917	300	3,761
	2010	—	—	—	6,856	474	240	7,570
	2009	—	—	—	6,544	671	240	7,455

(1) If the total of perquisites and personal benefits received by a named executive officer in a given year, except for tax gross-ups, does not exceed $10,000, no amount for perquisites and personal benefits is shown in this table for that year for that executive.

(2) Because insurance is a relationship-driven business, to provide a facility for business entertainment and meetings during 2011 we paid the annual country club dues for Messrs. Ramlo, Wilkins and Ernst and Ms. Lyons. Prior to 2011, we paid one-half of the annual country club dues for Messrs. Ramlo, Wilkins and Ernst and Ms. Lyons.

GRANTS OF PLAN-BASED AWARDS

The Board of Directors has adopted a written policy regarding the issuance of options under the 2008 Stock Plan. This policy provides that all options shall be issued at regularly scheduled meetings of the Board of Directors and that the exercise price for options issued under the 2008 Stock Plan shall be the closing market price on the option grant date.

Options granted to our named executive officers by our Board of Directors under the 2008 Stock Plan have the following characteristics:

- Options vest 20 percent each year on the first five anniversaries of the grant date. Options vest immediately if we enter into an agreement to dispose of all or substantially all of our assets or capital stock. Under the 2008 Stock Plan, the Board of Directors also has authority to accelerate vesting of stock options at their discretion.

- Options expire on the sooner of:

  - Ten years after the date on which they are granted;

  - One year after the termination of employment for reason of death or disability; or

  - 30 days after the termination of employment for any reason other than death or disability, unless extended by the Board of Directors for up to one year after termination of employment.

- The exercise price is the closing market price for our common stock on the option grant date.

The following table shows the plan-based awards granted to the named executive officers during 2011.

Grants of Plan-Based Awards – 2011

Name	Plan Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) [4]	All Other Option Awards: Number of Securities Underlying Options (#) [5]	Exercise or Base Price of Option Award ($ / Sh)	Grant Date Fair Value of Stock and Option Award ($) [6]
			Threshold ($) [1]	Target ($) [2]	Maximum ($) [3]				
Randy A. Ramlo	2008 Stock Plan	2/18/2011				7,322	17,800	$ 20.54	$ 310,730
	Annual Incentive Plan	N/A [7]	$ 116,193	$ 193,655	$ 232,386				
Dianne M. Lyons	2008 Stock Plan	2/18/2011				3,580	8,704	20.54	151,935
	Annual Incentive Plan	N/A [7]	43,371	72,285	86,741				
Michael T. Wilkins	2008 Stock Plan	2/18/2011				3,894	9,467	20.54	165,258
	Annual Incentive Plan	N/A [7]	47,121	78,535	94,241				
Barrie W. Ernst	2008 Stock Plan	2/18/2011				2,714	6,809	20.54	117,079
	Annual Incentive Plan	N/A [7]	43,371	72,285	86,741				
Neal R. Scharmer	2008 Stock Plan	2/18/2011				1,974	5,049	20.54	86,026
	Annual Incentive Plan	N/A [7]	30,566	50,943	61,132				

(1)   We estimate the amounts shown in this column by assuming the achievement of threshold levels for all applicable performance indicators used in our Annual Incentive Plan and by multiplying 2011 base salary by 24 percent for Mr. Ramlo and 15 percent for Ms. Lyons and Messrs. Wilkins, Ernst and Scharmer.

(2)   We estimate the amounts shown in this column by assuming the achievement of target levels for all applicable performance indicators used in our Annual Incentive Plan and by multiplying 2011 base salary by 40 percent for Mr. Ramlo and 25 percent for Ms. Lyons and Messrs. Wilkins, Ernst and Scharmer.

(3)   We estimate the amounts shown in this column by assuming the achievement of maximum levels for all applicable performance indicators used in our Annual Incentive Plan and by multiplying 2011 base salary by 48 percent for Mr. Ramlo and 30 percent for Ms. Lyons and Messrs. Wilkins, Ernst and Scharmer.

(4)   So long as the recipient remains employed by us, the restricted stock awards represented in this column vest 100 percent on the fifth anniversary of the grant date.

(5)   Option awards represented in this column vest 20 percent each year for five years beginning with the first anniversary of the grant date; unvested options are subject to forfeiture until vested.

(6)   Amounts in this column represent the aggregate grant date fair value for options issued during 2011, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation - Stock Compensation. To calculate these amounts we use the Black-Scholes option pricing model. This model estimates the fair value of traded options, which have different characteristics than employee stock options. Changes to the subjective assumptions used in the model can result in materially different fair value estimates. For a discussion of valuation assumptions used, see Note 9 to the Consolidated Financial Statements included in our Company's Annual Report on Form 10-K for the year ended December 31, 2011.

(7)   There is no specific grant date for awards under our Annual Incentive Plan. We pay awards based on our 2011 performance during the first quarter of 2012. Actual 2011 results for our Annual Incentive Plan may be found in the table on page 38 of this proxy statement. Actual amounts paid to each named executive officer under our Annual Incentive Plan for 2011 are shown in the Summary Compensation Table - 2011 on page 44 of this proxy statement.

The following table details the outstanding equity awards held by each of our named executive officers as of December 31, 2011.

Outstanding Equity Awards at Fiscal Year-End – 2011

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($ / Sh)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Randy A. Ramlo					11,241 [1]	$ 281,406
	2000	—	15.85	2/21/2013		
	4000	—	21.66	2/20/2014		
	5,000	—	32.39	2/18/2015		
	10,000	—	39.13	2/17/2016		
	12,000	3000	35.23	2/16/2017 [2]		
	8,604	5,736	33.43	5/21/2018 [3]		
	600	2,400	22.42	5/19/2020 [4]		
	—	17,800	20.54	2/18/2021 [5]		
Dianne M. Lyons					5,731 [6]	145,441
	1,600	—	15.85	2/21/2013		
	2,400	—	21.66	2/20/2014		
	5,000	—	32.39	2/18/2015		
	5,000	—	39.13	2/17/2016		
	8,000	2,000	35.23	2/16/2017 [2]		
	4,723	3,149	33.43	5/21/2018 [3]		
	600	2,400	22.42	5/19/2020 [4]		
	—	8,704	20.54	2/18/2021 [5]		
Michael T. Wilkins					6,207 [7]	157,306
	1,600	—	21.66	2/20/2014		
	5,000	—	32.39	2/18/2015		
	5,000	—	39.13	2/17/2016		
	8,000	2,000	35.23	2/16/2017 [2]		
	5,078	3,385	33.43	5/21/2018 [3]		
	600	2,400	22.42	5/19/2020 [4]		
	—	9,467	20.54	2/18/2021 [5]		
Barrie W. Ernst					4,658 [8]	120,733
	12,000	—	17.70	8/1/2012		
	2000	—	15.85	2/21/2013		
	2000	—	21.66	2/20/2014		
	2,500	—	32.39	2/18/2015		
	2500	—	39.13	2/17/2016		
	4,000	1000	35.23	2/16/2017 [2]		
	4,268	2,846	33.43	5/21/2018 [3]		
	600	2,400	22.42	5/19/2020 [4]		
	—	6,809	20.54	2/18/2021 [5]		
Neal R. Scharmer					3,242 [9]	82,935
	400	—	15.85	2/21/2013		
	2000	—	21.66	2/20/2014		
	2,500	—	32.39	2/18/2015		
	2500	—	39.13	2/17/2016		
	4,000	1000	35.23	2/16/2017 [2]		
	2,783	1,856	33.43	5/21/2018 [3]		
	600	2,400	22.42	5/19/2020 [4]		
	—	5,049	20.54	2/18/2021 [5]		

Table footnotes appear on the following page.

(1) 3,919 shares of restricted stock vest, subject to certain conditions, on 05/21/2013 and 7,322 shares of restricted stock vest, subject to certain conditions on 02/18/2016.

(2) The unexercisable portion of these options vests in full on 02/16/2012.

(3) The unexercisable portion of these options vests one-half each on 05/21/2012 and 05/21/2013.

(4) The unexercisable portion of these options vests one-fourth each on 05/19/2012, 05/19/2013, 05/19/2014 and 05/19/2015.

(5) The unexercisable portion of these options vests one-fifth each on 02/18/2012, 02/18/2013, 02/18/2014, 02/18/2015 and 02/18/2016.

(6) 2,151 shares of restricted stock vest, subject to certain conditions, on 05/21/2013 and 3,580 shares of restricted stock vest, subject to certain conditions on 02/18/2016.

(7) 2,313 shares of restricted stock vest, subject to certain conditions, on 05/21/2013 and 3,894 shares of restricted stock vest, subject to certain conditions on 02/18/2016.

(8) 1,944 shares of restricted stock vest, subject to certain conditions, on 05/21/2013 and 2,714 shares of restricted stock vest, subject to certain conditions on 02/18/2016.

(9) 1,268 shares of restricted stock vest, subject to certain conditions, on 05/21/2013 and 1,974 shares of restricted stock vest, subject to certain conditions on 02/18/2016.

OPTION EXERCISES AND STOCK AWARD VESTING

The following table represents the number and value of shares acquired by our named executive officers through the exercise of vested stock options and the vesting of restricted stock awards under our 2008 Stock Plan during fiscal year 2011.

Option Exercises and Stock Award Vesting – 2011

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Randy A. Ramlo	2000 $	10,140	—	—
Dianne M. Lyons	400	1,828	—	—
Michael T. Wilkins	600	1,640	—	—
Barrie W. Ernst	—	—	—	—
Neal R. Scharmer	—	—	—	—

PENSION BENEFITS

The following Pension Benefits table reports the present value of the annual defined benefit payable for each named executive officer under our United Pension Plan. The present value is based on the retirement benefit formula for the compensation levels and years of service of those officers.

Pension Benefits – 2011

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Randy A. Ramlo	United Pension Plan	28	$ 706,948	$ —
Dianne M. Lyons	United Pension Plan	28	649,848	—
Michael T. Wilkins	United Pension Plan	26	589,519	—
Barrie W. Ernst	United Pension Plan	9	296,196	—
Neal R. Scharmer	United Pension Plan	17	356,717	—

All of our employees who are 21 years of age and older automatically participate in the pension plan after completing one year of employment and 1,000 hours of service. When eligibility criteria are met, the employee participates in the plan on the next January 1 or July 1. Employees become 100 percent vested in the plan after completing five years of service. Plan benefits equal 1.25 percent of an employee's five year average annual compensation, plus .5 percent of average annual compensation in excess of covered compensation, multiplied by the lesser of years of service or 35 years. Covered compensation is determined by reference to the Social Security taxable wage base. Average annual compensation means annual compensation, averaged over the period of five consecutive years of service that produces the highest average. In most cases, the five year measurement period is the last five years of full-time employment prior to retirement. The pension plan uses only salary to determine the average annual compensation. Under federal law, for 2011 the maximum salary that can be considered is $245,000.

The normal form of payment under the pension plan is a joint and 50 percent survivor annuity for a participant who is married on the annuity starting date and a life annuity for a participant who is unmarried on the annuity starting date. Participants may elect to receive a monthly pension over the participant's life or a term of up to 20 years or, if the actuarial equivalent of the annuity is $10,000 or less, in the form of a lump sum cash payment. The amount of monthly pension benefits varies depending upon the term of payments elected by the participant, but the payments are in each case the actuarial equivalent of the normal form of payment.

Normal retirement age under the pension plan is 65, which is the earliest time a participant may retire under the pension plan without any benefit reduction due to age. The earliest age a participant may retire under the plan and still receive benefits is age 55. Participants electing early retirement with at least 20 year of service receive a reduction in benefits of 6 percent for each year the participant retires after age 55 and before age 60, and a reduction of benefits of 4 percent for each year the participant retires after age 60 and before age 65. If a participant elects early retirement with less than 20 years of service to us, then the participant's reduction in benefits is based on an actuarial calculation. Of our named executive officers, only Messrs. Ernst and Scharmer are currently eligible for early retirement under our pension plan.

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information about the participation by each of our named executive officers in the United Fire Group, Inc. Non-Qualified Deferred Compensation Plan.

Non-Qualified Deferred Compensation – 2011

Name	Executive Contributions in 2011 ($) [1]	Aggregate Earnings in 2011 ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at 12/31/2011 ($)
Randy A. Ramlo	$ 17,290	$ 2,205	$ —	$ 47,488
Dianne M. Lyons	6,000	952	—	20,770
Michael T. Wilkins	—	—	—	—
Barrie W. Ernst	14,881	5,357	—	105,797
Neal R. Schamer	—	—	—	—

(1) All amounts reported in this column were reported as part of either "Base Salary" or "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table – 2011 on page 44 of this proxy statement.

The deferred compensation plan permits certain of our executive officers, including named executive officers, the opportunity to save a portion of their direct compensation for retirement. Executives must make a deferral election at least six months prior to the end of the year for the following year or, for newly eligible executives, within 30 days of attaining eligible status. We do not make contributions to the deferred compensation plan.

Under the deferred compensation plan, we credit amounts deferred to notational accounts for the deferring executive. We determine the interest rate credited on these notational accounts annually, based on a reasonable rate of return, using the rate of return on our own investment portfolio as a guide.

We pay the deferred amounts to the deferring executive officer upon termination of employment for any reason after the executive reaches age 59½. The deferring executive officer may elect to receive the benefits in monthly installments adjusted for gains or losses over a 10-year period. An executive officer with less than five years of service who defers compensation under this plan forfeits 60 percent of the deferred amounts if that executive officer terminates employment prior to attaining age 59½. An executive officer with at least five years of service but less than ten years of service who defers compensation under this plan forfeits 30 percent of the deferred amounts if that executive officer terminates employment prior to attaining age 59½. An executive officer becomes fully vested in amounts deferred under our deferred compensation plan when that executive officer has attained ten years of service or reached age 59½. If the executive officer dies or becomes disabled while employed by us, we will pay the plan benefits as directed by that executive officer. The amounts deferred are subject to our creditors. Because a deferring executive officer has a risk of forfeiture upon termination of employment prior to age 59½, we believe this plan is an important tool to retain our executive officers.

The deferred compensation plan requires us to make payments to the deferring executive in a single lump sum or in annual installments over a period of years selected by the executive, not to extend beyond the year in which the participant reaches age 75.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

All of our named executive officers are currently "at will" employees, without employment contracts, change in control agreements or severance agreements. We do not have a pre-defined involuntary termination severance plan or policy for our named executive officers. Upon the termination of employment for any reason, our named executive officers will receive compensation and benefits pursuant to our defined benefit pension plan, annual incentive plan and employee stock ownership plan on the same terms and arrangements that are available generally to all salaried employees. Such plans and arrangements do not discriminate in scope, terms or operation in favor of our named executive officers. Our deferred compensation plan, which applies only to certain executive officers, including the named executive officers, provides for acceleration of vesting upon the occurrence of a change in control. The information in the following table describes the compensation that would be payable under specific circumstances if our named executive officers' employment had terminated on December 31, 2011.

Potential Payments Upon Termination Or Change In Control – 2011

Randy A. Ramlo	Death	Disability	Retirement [1]	Termination [2]
Defined Benefit Pension Plan [3]	$ 136,210	$ 596,225	$ 136,210	$ 136,210
Annual Incentive Plan [4]	48,414	—	48,414	—
Stock Option Awards [5]	8,660	8,660	8,660	8,660
Restricted Stock Awards [6]	—	—	—	—
Employee Stock Ownership Plan [7]	33,728	33,728	33,728	33,728
Deferred Compensation Plan [8]	47,488	47,488	47,488	47,488
Total Payable to Ramlo:	**$ 274,500**	**$ 686,101**	**$ 274,500**	**$ 226,086**

Dianne M. Lyons		Death		Disability		Retirement [1]		Termination [2]
Defined Benefit Pension Plan [3]	$	135,718	$	504,792	$	135,718	$	135,718
Annual Incentive Plan [4]		8,674		—		8,674		—
Stock Option Awards [5]		6,928		6,928		6,928		6,928
Restricted Stock Awards [6]		—		—		—		—
Employee Stock Ownership Plan [7]		26,799		26,799		26,799		26,799
Deferred Compensation Plan [8]		20,770		20,770		20,770		20,770
Total Payable to Lyons:	**$**	**198,889**	**$**	**559,289**	**$**	**198,889**	**$**	**190,215**

Michael T. Wilkins		Death		Disability		Retirement [1]		Termination [2]
Defined Benefit Pension Plan [3]	$	135,718	$	483,634	$	135,718	$	135,718
Annual Incentive Plan [4]		9,424		—		9,424		—
Stock Option Awards [5]		—		—		—		—
Restricted Stock Awards [6]		—		—		—		—
Employee Stock Ownership Plan [7]		35,349		35,349		35,349		35,349
Deferred Compensation Plan [8]		—		—		—		—
Total Payable to Wilkins:	**$**	**180,491**	**$**	**518,983**	**$**	**180,491**	**$**	**171,067**

Barrie W. Ernst		Death		Disability		Retirement [1]		Termination [2]
Defined Benefit Pension Plan [3]	$	33,219	$	276,065	$	66,437	$	66,437
Annual Incentive Plan [4]		8,374		—		8,374		—
Stock Option Awards [5]		38,420		38,420		38,420		38,420
Restricted Stock Awards [6]		—		—		—		—
Employee Stock Ownership Plan [7]		8,074		8,074		8,074		8,074
Deferred Compensation Plan [8]		74,058		74,058		74,058		74,058
Total Payable to Ernst:	**$**	**162,145**	**$**	**396,617**	**$**	**195,363**	**$**	**186,989**

Neal R. Scharmer		Death		Disability		Retirement [1]		Termination [2]
Defined Benefit Pension Plan [3]	$	83,581	$	322,421	$	83,581	$	83,581
Annual Incentive Plan [4]		—		—		—		—
Stock Option Awards [5]		1,732		1,732		1,732		1,732
Restricted Stock Awards [6]		—		—		—		—
Employee Stock Ownership Plan [7]		15,871		15,871		15,871		15,871
Deferred Compensation Plan [8]		—		—		—		—
Total Payable to Scharmer:	**$**	**101,184**	**$**	**340,024**	**$**	**101,184**	**$**	**101,184**

Table footnotes appear on following page.

(1) At December 31, 2011, none of the named executive officers had achieved normal retirement age under our benefit plans.

(2) Payments due upon termination of employment for any reason other than death, disability or retirement.

(3) Amounts shown in this row represent the expected payments to our named executive officer by our defined benefit pension plan under the four termination scenarios shown. Death benefits are paid as an actuarial equivalent, joint and survivor annuity based on the named executive officer's vested retirement benefit. Disability benefits represent a lump sum payment of vested benefits to the named executive officer. Retirement benefits represent vested annualized monthly life annuity payments payable to each individual upon attaining normal retirement age. Termination benefits represent vested annualized monthly life annuity payments payable to each individual upon attaining normal retirement age. If the named executive officer retires after age 55 but before age 65, retirement benefits under our defined benefit pension plan are reduced.

(4) We do not make a payment to a participant in our annual incentive plan for a particular year unless the participant is employed by us on the date incentive payments are made, typically in March of the following year. In the case of death or retirement, and in the discretion or our Chairman of the Board and our Chief Executive Officer, we will pay an annual incentive plan payment to a participant prorated to the date of death or retirement. Amounts shown for death and retirement assume our Chairman of the Board and our Chief Executive Officer exercised their discretion to make the payment.

(5) Upon termination of employment for any reason, all of a named executive officer's unvested options expire unless the Board of Directors, in its discretion, accelerates the vesting of any unvested option awards. Amounts shown are calculated using the fair market value of the stock underlying in-the-money vested options and in-the-money unvested options that would have become exercisable on December 31, 2011, assuming that the Board of Directors accelerated the vesting of all unvested options.

(6) As of December 31, 2011, none of the shares of restricted stock would have vested.

(7) A participant in our ESOP is not vested until attaining three (3) years of service under the plan, at which time the participant is 100% vested in the ESOP. Vested amounts are not affected by any termination of employment. Amounts shown reflect the accumulated ESOP account balance as of December 31, 2011.

(8) Upon termination of employment, a participating named executive officer would receive a distribution of all vested amounts deferred under the Deferred Compensation Plan (including earnings on the amounts deferred). A participant is vested 40.0 percent in any amounts deferred under the plan if they have less than five (5) years of service to us, 70.0 percent if they have five (5) years but less than ten (10) years of service to us, and 100 percent if they have ten years of service to us. Notwithstanding the foregoing, a named executive officer becomes 100 percent vested in any amounts deferred if the officer terminates employment after reaching age 59½, upon a change in control of United Fire Group, Inc. or a change in ownership of a substantial portion of our assets, or upon the death or disability of the officer while employed by the us. Mr. Ramlo and Ms. Lyons are 100 percent vested in the amounts they have deferred under the plan. Mr. Ernst is 70.0 percent vested in the amounts he has deferred under the plan. Messrs. Scharmer and Wilkins do not participate in the deferred compensation plan.

DIRECTOR COMPENSATION

We have designed the compensation of our directors to attract and retain qualified directors and to align director compensation with the interests of our shareholders. The Compensation Committee is responsible for making recommendations to the Board of Directors regarding compensation plans and the elements of director compensation. In the past, the Compensation Committee has engaged CRI as its independent outside compensation consultant to provide information and advice regarding director compensation. The Compensation Committee engaged CRI to provide director compensation advice and information during 2011.

During 2011, all non-employee directors received a yearly base retainer for service on our Board of Directors. The Chairman of our Board of Directors, Vice Chairman of our Board of Directors, and the chairpersons of the standing committees of our Board of Directors each received an additional retainer for their service as chairperson. In addition, non-employee directors receive attendance fees for their attendance at meetings of the Board of Directors and committees. We also reimburse direct expenses, such as travel expenses, incurred by non-employee directors to attend meetings of the Board of Directors and committees. During 2011, based upon the recommendation of the Compensation Committee, the Board of Directors approved the issuance under our Non-Qualified Non-Employee Director Stock Option and Restricted Stock Plan of options for 2,727 shares of our common stock to each non-employee director.

The following table shows the fee structure and retainers paid to our non-employee directors during 2011.

Base Annual Retainer – All Directors	$25,000
Additional Annual Retainer – Chairman	$50,000
Additional Annual Retainer – Vice Chairman	$20,000
Additional Annual Retainer – Audit Committee Chair	$15,000
Additional Annual Retainer – Compensation Committee, Nominating & Governance Committee, Investment Committee, and Risk Management Committee Chairs	$10,000
Board Meeting Attendance – Regular	$2,000 / each meeting
Board Meeting Attendance – Unscheduled Major Meeting [1]	$1,000 / each meeting
Board Meeting Attendance – Unscheduled Meeting	$500 / each meeting
Committee Meeting Attendance – Audit Committee	$1,000 / each meeting
Committee Meeting Attendance – All Other Committees [2]	$500 / each meeting
Reimbursement for travel and other expenses related to service as a director.	As incurred

(1) As jointly designated by our Chief Executive Officer and the Chair of our Compensation Committee.

(2) Members of the Risk Management Committee are also compensated at the rate of $500 per meeting for each executive ERM committee meeting attended.

The following table shows individual non-employee director compensation during 2011.

Non-Employee Director Compensation – 2011

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) [1][2]	All Other Compensation ($)	Total Compensation ($)
Christopher R. Drahozal	$ 41,500 [3]	$ 24,347 [4]	$ —	$ 65,844
Jack B. Evans	96,000	24,347 [5]	—	120,347
Thomas W. Hanley	39,500	24,347 [3]	—	63,847
Douglas M. Hultquist	50,000 [3]	24,347 [6]	—	74,344
Casey D. Mahon	38,500 [3]	24,347 [7]	—	62,844
George D. Milligan	54,500	24,347 [3]	—	78,847
James W. Noyce	57,000	24,347 [8]	—	81,347
Mary K. Quass	38,500 [3]	24,347 [9]	—	62,844
John A. Rife	54,500	24,347 [10]	19,432 [11]	98,279
Kyle D. Skogman	57,000	24,347 [12]	—	81,347
Frank S. Wilkinson Jr.	48,000	24,347 [9]	—	72,347

(1) Option awards represented in this column vest 20 percent each year for five years on the anniversary of the grant date and are subject to forfeiture until vested.

(2) Amounts in this column represent the aggregate grant date fair value for options issued during 2011, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation - Stock Compensation. To calculate these amounts we use the Black-Scholes option pricing model. This model estimates the fair value of traded options, which have different characteristics than employee stock options. Changes to the subjective assumptions used in the model can result in materially different fair value estimates. For a discussion of valuation assumptions used, see Note 9 to the Consolidated Financial Statements included in our Company's Annual Report on Form 10-K for the year ended December 31, 2011.

(3) Includes payment for attendance at executive ERM committee meetings.

(4) Aggregate options outstanding at 12/31/2011 - 17,787.

(5) Aggregate options outstanding at 12/31/2011 - 14,587.

(6) Aggregate options outstanding at 12/31/2011 - 10,454.

(7) Aggregate options outstanding at 12/31/2011 - 15,787.

(8) Aggregate options outstanding at 12/31/2011 - 5,457.

(9)   Aggregate options outstanding at 12/31/2011 - 18,787.

(10)   Aggregate options outstanding at 12/31/2011 - 80,454.

(11)   For Mr. Rife, the figure in this column represents $19,432 in accrued interest credited to Mr. Rife under our deferred compensation plan.

(12)   Aggregate options outstanding at 12/31/2011 - 17,387.

As a retired executive of United Fire & Casualty Company, Mr. Rife receives regular distributions under certain of our retirement benefit plans. Because Mr. Rife's benefit accrual was previously reported during the year in which the benefit accrued, these amounts are not subject to disclosure in the Non-Employee Director Compensation - 2011 table. During 2011, Mr. Rife received distributions of $98,888 under our defined benefit pension plan and of $33,087 under our deferred compensation plan. For a discussion of the operation of these plans, see the *Compensation Discussion and Analysis* section beginning on page 29 of this proxy statement.

TRANSACTIONS WITH RELATED PERSONS

The Nominating & Governance Committee follows a written policy relating to transactions involving United Fire Group, Inc. and related persons. The policy sets forth our position and procedures with respect to review and approval or ratification of related party transactions. Under the policy, "related parties" are defined to include our executive officers and directors and their immediate family members, a shareholder owning in excess of five percent of our common stock, and entities in which any of the foregoing is employed or has a ten percent or greater beneficial ownership interest. A "related party transaction" is defined to include any transaction, arrangement or relationship in which we were, are or will be a participant and the amount involved exceeds $120,000, and in which any related party had, has or will have a direct or indirect material interest. The policy requires the Nominating & Governance Committee (or the Board of Directors upon referral by the Committee) to disapprove, approve or ratify any related party transactions. Related party transactions are approved or ratified only if they are determined to be in, or not inconsistent with, United Fire Group, Inc.'s best interests. The Nominating & Governance Committee's policy provides that the following transactions are pre-approved: compensation or employment relationships required to be disclosed pursuant to Item 402 of Regulation S-K; transactions where the related party's relationship arises only due to that person's position as a director of another entity or due to ownership of less than 10% of another entity, or both; standard insurance agency contracts, provided the agency contracts are on the same terms as are offered to agencies unrelated to us; and insurance products issued by us or a subsidiary to a related party, provided such products are issued on the same terms as such products are offered to the public.

Pursuant to the policy, the Nominating & Governance Committee gathers information from management and directors to determine what transactions it must review, coordinates with management to monitor for potential related person transactions, and reviews all transactions that could be considered to be a transaction with a related person. The Nominating & Governance Committee does not review transactions in the normal course of business unless the transaction involves an amount in excess of $120,000. The Nominating & Governance Committee reviews all transactions that are not in the ordinary course of business that would be required to be reported under SEC Form 10-K, Item 13 if the amount involved exceeded $120,000. If the Nominating & Governance Committee determines there is a transaction or proposed transaction with a related person that must be reported under SEC Form 10-K, Item 13, it disapproves, approves or ratifies the transaction or proposed transaction and reports to the Board of Directors. There were no such transactions since the beginning of our last fiscal year and there are no such currently proposed transactions, except as set forth below.

Cedar Rapids Bank & Trust is a subsidiary of QCR Holdings, Inc. Mr. Douglas M. Hultquist, one of our directors, serves as the President and Chief Executive Officer and a director of QCR Holdings, Inc. During 2011, Cedar Rapids Bank & Trust charged us $233,870 for management of our daily cash balances. This service was provided by Cedar Rapids Bank & Trust in the ordinary course of business on substantially the same terms and conditions as those prevailing at the time for comparable transactions with other customers. We expect this relationship to continue and that Cedar Rapids Bank & Trust will continue to provide services to us.

During 2011, certain of our directors and parties related to our directors were insurance customers of United Fire Group, Inc. It is anticipated that such individuals or parties will continue to be customers of United Fire Group, Inc.

All transactions between United Fire Group, Inc. and our directors or related parties were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with our other customers.

OTHER MATTERS

Management knows of no other matters that will be brought before the meeting, but if other matters properly come before the meeting, the persons named in the enclosed proxy, or their substitutes, will vote in accordance with their best judgment on such matters.



UNITED FIRE GROUP, INC.
CEDAR RAPIDS, IOWA

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on May 16, 2012.



Vote by Internet
• Go to **www.investorvote.com/UFCS**
• Or scan the QR code with your smartphone
• Follow the steps outlined on the secure website

Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
• Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card / Voting Instruction Form

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET <u>OR</u> TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Election of Directors

1. The Board of Directors recommends a vote <u>FOR</u> the listed nominee for a Class A director term expiring in May 2014.

	For	Withhold
01 - Scott L. Carlton	☐	☐

The Board of Directors recommends a vote <u>FOR</u> the listed nominees for Class C director terms expiring in May 2015.

	For	Withhold
02 - Christopher R. Drahozal	☐	☐
03 - Jack B. Evans	☐	☐
04 - George D. Milligan	☐	☐
05 - Michael W. Phillips	☐	☐

B Issues

The Board of Directors recommends a vote <u>FOR</u> the following proposals:

	For	Against	Abstain
2. To ratify the appointment of Ernst & Young LLP as United Fire Group, Inc's. independent registered public accounting firm for 2012.	☐	☐	☐
3. To adopt the following resolution: "RESOLVED, that the compensation paid to United Fire Group, Inc.'s named executive officers as described in the Proxy Statement under "Executive Compensation," including the Compensation Discussion and Analysis, the compensation tables and other narrative disclosure contained therein, is hereby APPROVED."	☐	☐	☐

✛

C Non-Voting Items

Change of Address — Please print your new address below.

Electronic Statements
Mark the box to the right if you would prefer to receive future Annual Proxy Statements and Annual Reports Electronically. ☐

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

D Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appear(s) hereon. If shares of stock are held of record in the name of two or more persons, both or all of such persons should sign the Proxy Card / Voting Instruction Form. Trustees, executors, administrators, etc. should include title and authority. Corporations should provide the full name of the corporation and the title of the authorized officer signing the Proxy.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

   1 U P X

01GKAC

Proxy — United Fire Group, Inc. - May 16, 2012, 10:00 A.M.

PROXY CARD / VOTING INSTRUCTION FORM SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

With respect to any shares represented by this Proxy Card / Voting Instruction Form that are held in the United Fire Group, Inc. 401(k) Plan (the "401(k) Plan"), the person(s) signing on the reverse side direct(s) Charles Schwab & Co., as Trustee of the 401(k) Plan, to vote all such shares on the matters shown and in the manner directed on the reverse side hereof. If you wish to vote your shares allocated to the 401(k) Plan, you cannot do so in person. You must use this Proxy Card / Voting Instruction Form or submit your voting instructions via the telephone or Internet. If you do not return your signed Proxy Card / Voting Instruction Form or provide telephone or Internet voting instructions on a timely basis for the shares allocated to the 401(k) Plan, or if you return a signed Proxy Card / Voting Instruction Form but do not indicate how the shares should be voted on a matter, the Trustee of the 401(k) Plan will vote the shares allocated to the 401(k) Plan in the same proportion as the instructions it receives from all participants submitting voting instructions.

With respect to any shares represented by this Proxy Card / Voting Instruction Form that are held in the United Fire Group, Inc. Employee Stock Ownership Plan (the "ESOP"), the person(s) signing on the reverse side direct(s) Timothy G. Spain and Michael T. Wilkins, as Trustees of the ESOP, to vote all such shares on the matters shown, and in the manner directed on the reverse side hereof. If you wish to vote your shares allocated to the ESOP, you cannot do so in person. You must use this Proxy Card / Voting Instruction Form or submit your voting instructions via the telephone or Internet. If you do not return your signed Proxy Card / Voting Instruction Form or provide telephone or Internet voting instructions on a timely basis for the shares allocated to the ESOP account, or if you return a signed Proxy Card / Voting Instruction Form but do not indicate how the shares should be voted on a matter, the Trustees of the ESOP will not vote the shares allocated to the ESOP account.

Except as described in the above paragraphs, the person(s) signing on the reverse side hereby appoint(s) Jack B. Evans and Neal R. Scharmer, and each of them, as proxies, with full power of substitution and with all powers the person(s) signing on the reverse side would possess if personally present at the annual meeting of shareholders, to represent and vote, as designated on the reverse, all shares of common stock the person(s) signing on the reverse side is/are entitled to vote at the annual meeting of shareholders of the Company to be held at its office building located at 109 Second Street SE in Cedar Rapids, Iowa, on May 16, 2012 at 10:00 A.M. (Cedar Rapids time) and at any adjournment(s) or postponement(s) thereof:

(1)   as specified upon the proposals listed on the reverse and as more particularly described in the Company's Notice of 2012 Annual Shareholders Meeting and accompanying Proxy Statement; and

(2)   in their discretion upon such other matters as may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR ALL LISTED NOMINEES LISTED; AND FOR PROPOSALS 2, 3.

Whether or not you plan to attend the 2012 Annual Shareholders Meeting, please mark, sign, date and return this Proxy Card / Voting Instruction Form using the enclosed envelope.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼